                                                      RULE NO. 424(b)(3)
                                                      REGISTRATION NO. 333-34178

PROSPECTUS SUPPLEMENT
(To prospectus dated April 13, 2000)

                               5,800,000 Shares

                               [LOGO OF VISHAY]

                         Vishay Intertechnology, Inc.
                                 Common Stock

                                ---------------

      Vishay Intertechnology, Inc. is selling 5,500,000 shares of common stock and three Vishay stockholders are selling a total of 300,000 shares. The U.S. underwriters are offering 4,700,000 shares in the U.S. and Canada and the international managers are offering 1,100,000 shares outside the U.S. and Canada.

      The shares trade on the New York Stock Exchange under the symbol "VSH." On May 9, 2000, the last sale price of the shares as reported on the New York Stock Exchange was $73 1/2 per share.

      Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 4 of the accompanying prospectus.

                                ---------------

                                                         Per Share    Total
                                                         ---------    -----
     Public offering price..............................  $73.50   $426,300,000
     Underwriting discount..............................   $2.75    $15,950,000
     Proceeds, before expenses, to Vishay...............  $70.75   $389,125,000
     Proceeds to the selling stockholders...............  $70.75    $21,225,000

      The U.S. underwriters may also purchase up to an additional 705,000 shares from Vishay, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. The international managers may similarly purchase up to an additional 165,000 shares from Vishay.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about May 15, 2000.

                                ---------------

Merrill Lynch & Co.                                Bear, Stearns & Co. Inc.

Donaldson, Lufkin & Jenrette                            Needham & Company, Inc.

                                ---------------

            The date of this prospectus supplement is May 9, 2000.

Fax No: 341-7543

Description of artwork on inside front cover of Prospectus Supplement:

The caption at the top of the page reads as follows:

                  "Component Content In A Cellular Telephone

The photos on this page show both sides of a printed circuit board from a cell phone with highlights of individual components.

                        Highlighted on this page are types of electronic components manufactured by Vishay that are found in cell phones."

Photographs: Along the left three-fourths of the page are the two photographs referred to in the caption. To the right of the photographs is a column of smaller photographs of the types of electronic components referred to in the caption with text to the right of each of these photographs that indicates the type of component pictured. The list reads as follows: IRDC Transceiver; Power IC; Chip Resistor; MultiLayer Ceramic Chip Capacitor; Diode, Low Power MOSFET; Power MOSFET; Coated Tantalum Chip Capacitor; Molded Tantalum Chip Capacitor; Chip Inductor. Each component photograph is encircled in red and has a red line running from the circle to the location on the surface of the printed circuit board where such component would be mounted.

Description of artwork on inside back cover of the Prospectus Supplement:

The caption at the top of the page reads as follows:

                "Vishay Produces Components Used In Computers And Peripherals

The photo on this page is a portion of a personal computer (PC) motherboard.

                     Listed below are Vishay products found in computer applications."

Photograph: Along the left two-thirds of the page is the photograph referred to in the caption. To the right of the photograph is the list referred to in the caption. The list reads as follows: Analog Switches; Diodes; IRDC Transceivers; Multilayer and Wirewound Inductors; Multilayer Ceramic Capacitors; Optical Switches; Optocouplers; Power ICs; Power Metal Strip/R/ Resistors; Power MOSFETs; RFI Suppression Capacitors; Tantalum Capacitors; Thick Film Chip Resistors; Thin Film Resistors.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Prospectus Supplement Summary............................................  S-4
Use of Proceeds..........................................................  S-7
Dividend Policy..........................................................  S-7
Price Range of Common Stock..............................................  S-7
Capitalization...........................................................  S-8
Selected Consolidated Financial Data.....................................  S-9
Management's Discussion and Analysis of Results of Operations and
 Financial Condition..................................................... S-10
Business................................................................. S-17
Management............................................................... S-26
Principal Stockholders................................................... S-28
Selling Stockholders..................................................... S-29
Certain United States Federal Tax Considerations For Non-United States
 Holders of Common Stock................................................. S-30
Underwriting............................................................. S-33
Notice to Canadian Investors............................................. S-37
Legal Matters............................................................ S-37
Contents of Consolidated Financial Statements............................  F-1

                                   Prospectus

Where You Can Find More Information......................................    2
Forward Looking Information..............................................    3
Risk Factors.............................................................    4
Vishay...................................................................    7
Use of Proceeds..........................................................    8
Ratio of Earnings to Fixed Charges.......................................    8
Description of the Debt Securities.......................................    9
Description of Capital Stock.............................................   15
Plan of Distribution.....................................................   15
Legal Matters............................................................   16
Experts..................................................................   16

                                ---------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Vishay and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Vishay and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Vishay's business, financial condition, results of operations and prospects may have changed since those dates.

                         PROSPECTUS SUPPLEMENT SUMMARY

      The following summary contains basic information about the offering. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents Vishay refers to for a more complete understanding of the offering. In addition, Vishay incorporates important business and financial information into this prospectus supplement by reference. You may obtain the information incorporated by reference into this prospectus supplement without charge by following the instructions in the "Where You Can Find More Information" section of the accompanying prospectus. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters' over-allotment option has not been exercised. As used in the accompanying prospectus and this prospectus supplement, the term "common stock" does not include Vishay's Class B convertible common stock, which is called Class B common stock.

                          Vishay Intertechnology, Inc.

      Vishay is a leading worldwide manufacturer and supplier of electronic components. Vishay is the largest manufacturer of passive electronic components (resistors, capacitors and inductors) in the U.S. and Europe and one of the largest producers of discrete active electronic components (diodes, optoelectronics and transistors), infrared data communication devices, and power and analog switching integrated circuits. Vishay manufactures electronic components at its facilities in the United States and thirteen other countries in Europe, Asia and Latin America. Vishay had total net sales of $1.76 billion and net earnings of $83.2 million in 1999.

      Vishay manufactures the broadest line of passive and active components in the electronics industry. In response to many customers' on-going efforts to reduce the number of vendors from whom they purchase electronic components, Vishay has developed a broad product line that enables it to be a "total solutions provider." Components manufactured by Vishay are used in virtually all types of electronic products, including:

    .  wireless telephones and other telecommunications equipment;

    .  information technology hardware;

    .  automotive electronic systems;

    .  industrial and commercial products; and

    . systems and instruments for satellite, aerospace and military applications.

      Sales of products used in wireless telephones and other telecommunications equipment and in information technology hardware represented over 50% of Vishay's net sales in 1999. Vishay's major customers include AT&T, Alcatel, Bosch, Delco, Ericsson, Ford, IBM, Intel, Motorola, Natsteel, Nokia, Qualcomm, Samsung, Siemens, Solectron and SCI and various distributors. Vishay believes that growth in the telecommunications and information technology hardware industries will continue to be driving forces of its growth. In both of these industries, unit volumes and the number of passive and discrete active electronic components per unit have been increasing rapidly. Similarly, in the automotive industry, significant increases in the number of passive and discrete active components per vehicle continue to be a source of growth for Vishay.

      Worldwide demand for electronic products, particularly wireless telephones, computers and automotive electronic systems, has grown significantly during the past decade. In order to exploit this opportunity, Vishay has expanded its product line both through acquisitions and internal research and development activities. In 1998, Vishay acquired Siliconix Incorporated, which designs, manufactures and markets power and analog semiconductor products, and Telefunken, a German producer of active electronic components. Siliconix and Telefunken were both acquired from TEMIC Semiconductor GmbH, and their acquisition is sometimes referred to as the TEMIC acquisition. Vishay continues to explore additional acquisition opportunities and to invest in research and development. From 1997 to 1999, Vishay's in-house research and development expenditures, exclusive of purchased in-process research and development, have increased from $7.0 million to $35.0 million. The majority of this increase is attributable to the acquisition of Siliconix.

      Vishay's long-term objective is to expand its position as a low-cost producer of a comprehensive line of electronic components. Vishay is led by its founder, Dr. Felix Zandman, and five senior executives who collectively have over 120 years of service to Vishay. This management team is focused on continued implementation of Vishay's growth strategy, through which Vishay intends to:

    . expand our net sales and range of products, primarily through acquisitions of manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which Vishay has substantial marketing and technical expertise;

    . develop new products, manufacturing process technology and product technology;

    . achieve significant production cost savings through the transfer and expansion of manufacturing operations to countries such as Israel, Mexico, Portugal, the Czech Republic, Taiwan and the People's Republic of China, which offer lower labor costs and tax and other government-sponsored incentives;

    . reduce selling, general and administrative expenses through the elimination of redundant sales offices and administrative functions; and

    . enhance service and responsiveness to customers by manufacturing in those regions where Vishay markets the bulk of its products.

      Vishay was incorporated in Delaware in 1962 and maintains its principal executive offices at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120. Its telephone number is (610) 644-1300.

      Please see "Selected Consolidated Financial Data" on page S-9 of this prospectus supplement for certain financial information of Vishay.

                Recent Developments--First Quarter 2000 Results

      On April 26, 2000, Vishay announced our unaudited financial results for the quarter ended March 31, 2000. Sales for the quarter totaled $538.9 million, an increase of 27.4% over sales of $423.1 million for the quarter ended March 31, 1999. Gross profits were $187.7 million, an increase of 87.9% over gross profits of $99.9 million for the quarter ended March 31, 1999. Operating income was $116.6 million, an increase of 242.0% over operating income of $34.1 million for the quarter ended March 31, 1999. Income tax expense was $23.5 million for the quarter ended March 31, 2000 as compared to $9.0 million for the quarter ended March 31, 1999. Net earnings were $74.3 million, or $0.84 per share, a per share increase of 366.7% over net earnings of $15.4 million (before a non-operational charge of $14.6 million), or $0.18 per share, for the quarter ended March 31, 1999.

                                  The Offering

Common stock offered:
  By Vishay
    U.S. offering.......  4,460,000 shares
    International         1,040,000 shares
     offering...........

                          ---------
      Total.............  5,500,000 shares

                          =========
  By the selling
   stockholders
    U.S. offering.......    240,000 shares
    International            60,000 shares
     offering...........

                          ---------
      Total.............    300,000 shares

                          =========
Shares outstanding after  91,923,992 shares
 the offering...........
Use of proceeds.........  To repay a portion of the outstanding debt under Vishay's long-term revolving credit facility. Vishay will not
                          receive any proceeds from the sale of common stock in the
                          offering by the selling stockholders, except for the
                          aggregate exercise price of the stock options through
                          which the selling stockholders will acquire their shares.
New York Stock Exchange   "VSH"
 symbol.................
Risk Factors............  See "Risk Factors" on page 4 of the accompanying prospectus for a discussion of factors you should
                          carefully consider before deciding to invest in shares of
                          common stock.

      The number of shares outstanding after the offering excludes options to purchase 2,777,000 shares of common stock under Vishay's stock options plans at an average exercise price of $16.64 per share. This number assumes that the underwriters' over-allotment options are not exercised. If the underwriters exercise their over-allotment options in full, Vishay will issue and sell an additional 870,000 shares.

                                USE OF PROCEEDS

     The net proceeds from Vishay's sale of 5,500,000 shares of common stock in the offering are estimated to be approximately $388.5 million, and approximately $450.1 million if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and estimated offering expenses payable by Vishay. Vishay will not receive any proceeds from the sale of common stock by the selling stockholders. However, Vishay will receive approximately $5.0 million representing the aggregate exercise price of the stock options through which the selling stockholders will acquire their shares.

     Vishay currently intends to use the net proceeds it receives from the offering and from the exercise of the options by the selling stockholders to repay a portion of the debt outstanding under its $825.0 million long-term revolving credit facility. The long-term facility matures on March 23, 2003, subject to Vishay's right to request annual renewals. The amount outstanding under this credit facility was $595.0 million as of March 31, 2000. This amount includes $300.0 million with respect to which Vishay has entered into interest rate swap arrangements and which had an effective interest rate of 6.62% at March 31, 2000. The remaining $295.0 million was subject to an interest rate of 6.98% at March 31, 2000. You should read the information under the heading "Management's Discussion and Analysis of Results of Operations and Financial Condition--Financial Condition and Liquidity" with respect to Vishay"s long-term revolving credit facility.

                                DIVIDEND POLICY

     Vishay has never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Our policy is to retain earnings to support the growth of Vishay's business and Vishay does not intend to change this policy at the present time. In addition, Vishay is restricted from paying cash dividends under the terms of its revolving credit agreements.

                          PRICE RANGE OF COMMON STOCK

     Vishay's common stock is listed on the New York Stock Exchange under the symbol "VSH." The following table sets forth the high and low per share sales prices for Vishay's common stock as reported on the New York Stock Exchange Composite Tape for the first quarter of 2000, the second quarter of 2000 through May 9, 2000 and the quarterly periods within the 1999 and 1998 calendar years. Stock prices have been restated to reflect stock dividends and stock splits. At March 31, 2000, there were 1,867 holders of record of Vishay's common stock.

                                    Year Ending                     Year Ended
                                   December 31,     Year Ended     December 31,
                                       2000      December 31, 1999     1998
                                   ------------- ----------------- -------------
                                    High   Low     High     Low     High   Low
                                   ------ ------ ----------------- ------ ------
First Quarter..................... $61.44 $27.75 $  12.40 $   8.90 $18.34 $15.00
Second Quarter....................  87.50  48.00    21.06    11.70  18.76  13.81
Third Quarter.....................                  26.25    18.06  14.70   8.00
Fourth Quarter....................                  32.00    21.25  13.75   7.35

     At March 31, 2000, Vishay had outstanding 10,369,932 shares of Class B common stock, each of which entitles the holder to ten votes. The Class B common stock generally is not transferable and there is no market for those shares. The Class B common stock is convertible, at the option of the holder, into common stock on a share for share basis. Substantially all of the Class B common stock is owned, either directly or beneficially, by Dr. Felix Zandman, Mrs. Luella B. Slaner and trusts for the benefit of Mrs. Slaner's children and grandchildren. Dr. Felix Zandman is an executive officer and director of Vishay. Mrs. Luella B. Slaner is a director of Vishay.

                                 CAPITALIZATION

      The following table sets forth the actual consolidated capitalization of Vishay as of December 31, 1999 and the capitalization on an as adjusted basis to reflect:

  .  Vishay's sale of 5,500,000 shares of common stock in the offering,

  .  the application of the estimated net proceeds, and

  . the proceeds to Vishay from the exercise of the stock options by the selling stockholders.

The following table does not reflect repayment by Vishay of $49.8 million of long-term debt during the first quarter of 2000. You should read this table in conjunction with Vishay's Consolidated Financial Statements and the related notes and the discussion under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition" in this prospectus supplement.

                                                           December 31, 1999
                                                         ----------------------
                                                                         As
                                                           Actual     Adjusted
                                                         ----------  ----------
                                                         unaudited, dollars in
                                                               thousands
Short-term debt (including current portion of long-term
 debt):................................................  $   31,235  $   31,235
                                                         ==========  ==========
Long-term debt (less current portion):.................  $  656,943  $  263,410
                                                         ----------  ----------
Stockholders' equity:
  Preferred Stock, par value $1.00 per share:                   --          --
    Authorized--1,000,000 shares; none issued..........
  Common stock, par value $.10 per share:
    Authorized--150,000,000 shares; 74,312,309 shares
     outstanding after deducting 17,116 shares in
     treasury, actual; 80,112,309 shares outstanding,
     as adjusted.......................................       7,431       8,011
  Class B convertible common stock, par value $.10 per
   share:
    Authorized--20,000,000 shares; 10,369,932 shares
     outstanding after deducting 186,302 shares in
     treasury, actual and as adjusted..................       1,038       1,038
  Capital in excess of par value.......................     989,627   1,382,580
  Retained earnings....................................      97,591      97,591
  Unearned compensation................................      (1,086)     (1,086)
  Accumulated other comprehensive loss.................     (81,009)    (81,009)
                                                         ----------  ----------
   Total stockholders' equity..........................   1,013,592   1,407,125
                                                         ----------  ----------
    Total capitalization...............................  $1,670,535  $1,670,535
                                                         ==========  ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for Vishay for the five fiscal years ended December 31, 1999. The selected consolidated financial data for the five fiscal years ended December 31, 1999 are derived from Vishay's audited Consolidated Financial Statements. The consolidated financial data set forth below should be read in conjunction with Vishay's consolidated financial statements and the notes thereto and the "Management's Discussion and Analysis of Results of Operations and Financial Condition" section included elsewhere in this prospectus supplement.

                                         Year Ended December 31,
                          ----------------------------------------------------------
                           1999(1)     1998(2)     1997(3)     1996(4)       1995
                          ----------  ----------  ----------  ----------  ----------
                                  (in thousands, except per share data)
Income Statement Data:
Net Sales...............  $1,760,091  $1,572,745  $1,125,219  $1,097,979  $1,224,416
Cost of products sold...   1,299,705   1,189,107     858,020     825,866     902,518
                          ----------  ----------  ----------  ----------  ----------
  Gross profit..........     460,386     383,638     267,199     272,113     321,898
Selling, general, and
 administrative
 expenses...............     254,282     234,840     136,876     141,765     158,821
Amortization of
 goodwill...............      12,360      12,272       7,218       6,494       6,461
Unusual items...........         --       42,601      14,503      38,030       4,200
                          ----------  ----------  ----------  ----------  ----------
Operating Income........     193,744      93,925     108,602      85,824     152,416
Other income (expense):
 Interest expense.......     (53,296)    (49,038)    (18,819)    (17,408)    (29,433)
 Other..................      (5,737)     (2,241)       (222)      2,430         272
                          ----------  ----------  ----------  ----------  ----------
  Total other income
   (expense)............     (59,033)    (51,279)    (19,041)    (14,978)    (29,161)
                          ----------  ----------  ----------  ----------  ----------
Earnings before income
 taxes and minority
 interest...............     134,711      42,646      89,561      70,846     123,255
Income taxes............      36,940      30,624      34,167      17,741      30,307
Minority interest.......      14,534       3,810       2,092         489         281
                          ----------  ----------  ----------  ----------  ----------
  Net earnings..........  $   83,237  $    8,212  $   53,302  $   52,616  $   92,667
                          ----------  ----------  ----------  ----------  ----------
Earnings per share:
 Basic (5)..............  $     0.99  $     0.10  $     0.63  $     0.62  $     1.18
 Diluted (5)............  $     0.97  $     0.10  $     0.63  $     0.62  $     1.18
Shares used in computing
 earnings per share:
 Basic(5)...............      84,452      84,443      84,418      84,421      78,571
 Diluted(5).............      85,488      84,531      84,603      84,478      78,615
Other Data:
EBITDA(6)...............  $  327,683  $  219,631  $  190,254  $  165,501  $  222,235
Net cash provided by
 operating activities...     239,809     169,450     177,158     122,186     115,511
Capital expenditures....     119,638     151,682      78,074     136,276     165,699
Research and development
 expenses...............      35,038      28,857       7,023      10,429      10,430
                                            As of December 31,
                          ----------------------------------------------------------
                             1999        1998        1997        1996        1995
                          ----------  ----------  ----------  ----------  ----------
                                              (in thousands)
Balance Sheet Data:
Total assets............  $2,323,781  $2,462,744  $1,719,648  $1,558,515  $1,543,331
Long-term debt..........     656,943     814,838     347,463     229,885     228,610
Working capital.........     581,550     639,783     455,134     434,199     411,286
Stockholders' equity....   1,013,592   1,002,519     959,648     945,230     907,853

--------
(1) The sale of Nicolitch, S.A. and a tax rate change in Germany reduced net earnings by $14,562,000 ($0.17 per share).
(2) Includes the results from March 1, 1998 of TEMIC and special charges after taxes of $55,335,000 ($0.66 per share).
(3) Includes the results from July 1, 1997 of Lite-On Power Semiconductor Corporation and special charges after taxes of $27,692,000 ($0.33 per share).
(4) Includes restructuring expense of $38,030,000 ($0.31 per share).
(5) Adjusted to reflect a five-for-four stock split distributed June 22, 1999 and 5% stock dividends paid on June 11, 1998, June 9, 1997 and June 7, 1996.
(6) EBITDA is earnings before interest, taxes, minority interest, depreciation and amortization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction and Background

      Vishay's sales and net earnings increased significantly through 1995 primarily as a result of its acquisitions. Following each acquisition, Vishay implemented programs to take advantage of distribution and operating synergies among its businesses. This implementation was reflected in increases in Vishay's sales and in the decline in selling, general, and administrative expenses as a percentage of Vishay's sales.

      However, beginning with the last quarter of 1995 and through 1998 Vishay experienced a decline in demand for its commodity-related products (fixed resistors, multi-layer ceramic chip and tantalum capacitors) which accounted for approximately 50% of Vishay's revenues during that time. Such decline in demand resulted in a decrease in revenues, earnings and backlogs of these products.

      In order to address the slowdown in demand and price erosion resulting from an oversupply of tantalum and multi-layer ceramic chip capacitors, Vishay implemented a restructuring program beginning in 1996 that included the downsizing and closing of manufacturing facilities in North America and Europe. In connection with the restructuring, Vishay incurred $38,030,000 of pretax charges for the year ended December 31, 1996 relating to employee termination and facility closure costs. In 1997 Vishay incurred $12,605,000 of restructuring expenses relating to employee termination and facility closure costs in Europe. In 1998 Vishay incurred $6,244,000 of restructuring expenses.

      In the late 1990's, Vishay began to enter into the active components business. In July 1997, Vishay purchased a 65% interest in Lite-On Power Semiconductor Corporation ("LPSC"), a Taiwan based company that is a major supplier of discrete active electronic components in Asia. In 1998, Vishay acquired the Semiconductor Business Group of TEMIC, which included Telefunken, and 80.4% of Siliconix, producers of transistors, diodes, optoelectronics, and power and analog switching integrated circuits.

      Since the third quarter of 1999, Vishay has experienced increasing demand for its products, including both passive and active electronic components. Vishay is expanding capacity in all of its major product lines in order to satisfy this demand. In some cases, Vishay has been able to increase pricing for its products because of tight supply, reversing the price erosion experienced in prior years. Vishay attributes the increased demand for its products to the continuing growth in the wireless telecommunication market, particularly wireless handsets, and to the increasing use of embedded computing devices in a wide range of consumer and commercial products.

      Vishay's strategy contemplates transferring some of its manufacturing operations from countries with high labor costs and tax rates, such as the United States, France and Germany, to Israel, Mexico, Portugal, the Czech Republic, Taiwan and the People's Republic of China in order to benefit from lower labor costs and, in the case of Israel, to take advantage of various government incentives, including government grants and tax incentives. Notwithstanding the current favorable market conditions, Vishay intends to continue to explore and implement opportunities for cost efficiencies in its manufacturing operations.

      In 1999, Vishay realized approximately 71% of its net sales from customers outside the United States. As a result, fluctuations in currency exchange rates can significantly affect Vishay's reported sales and, to a lesser extent, earnings. Currency fluctuations impact Vishay's net sales and other income statement amounts, as denominated in U.S. dollars, including other income as it relates to foreign exchange gains or losses. Generally, in order to minimize the effect of currency fluctuations on profits, Vishay endeavors to:

    . borrow money in the local currencies and markets where it conducts business; and

    .  minimize the time for settling intercompany transactions.

      In connection with its day-to-day operations, Vishay generally does not purchase foreign currency exchange contracts or other derivative instruments to hedge foreign currency exposures. In September 1999, a subsidiary of Vishay entered into foreign currency forward exchange contracts to manage exchange rate exposure on certain foreign currency denominated transactions.

     As a result of the increased production by Vishay's operations in Israel over the past several years, the low tax rates in Israel (as compared to the statutory rate in the United States) have had the effect of increasing Vishay's net earnings. The more favorable Israeli tax rates are applied to specific approved projects and are normally available for a period of ten years or, if the investment in the project is over $20 million, for a period of 15 years, which has been the case for most of Vishay's projects in Israel since 1994. New projects are continually being introduced. In addition, the Israeli government offers certain incentive programs in the form of grants designed to increase employment in Israel. However, the Israeli government has recently scaled back or discontinued some of its incentive programs. Accordingly, there can be no assurance that in the future the Israeli government will continue to offer new incentive programs applicable to Vishay or that, if it does, such programs will provide the same level of benefits Vishay has historically received or that Vishay will continue to be eligible to take advantage of them. Vishay might be materially adversely affected if these incentive programs were no longer available to Vishay for new projects. However, because a majority of Vishay's projects in Israel already benefit from government incentive programs, Vishay does not anticipate that any cutbacks in the incentive programs would have an adverse impact on its earnings and operations for at least several years.

Results of Operations

      Income statement captions as a percentage of sales and the effective tax rates were as follows:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1999  1998  1997
                                                               ----  ----  ----
Costs of products sold........................................ 73.8% 75.6% 76.3%
Gross profit.................................................. 26.2  24.4  23.7
Selling, general and administrative expenses.................. 14.5  14.9  12.2
Operating income.............................................. 11.0   6.0   9.7
Earnings before income taxes and minority interest............  7.7   2.7   8.0
Net earnings..................................................  4.7   0.5   4.7
Effective tax rate............................................ 27.4  71.8  38.1

Year ended December 31, 1999 compared to Year ended December 31, 1998

Net Sales

     Net sales for the year ended December 31, 1999 increased $187,346,000 or 11.9% from the prior year. The increase in net sales relates primarily to the results of TEMIC, which was acquired March 2, 1998. Net sales of TEMIC for the year ended December 31, 1999 were $673,300,000 as compared to $474,188,000 included in Vishay's reported sales for the ten months ended December 31, 1998. Exclusive of TEMIC, net sales would have decreased by $11,776,000 or 1.0%. The strengthening of the U.S. dollar against foreign currencies for the year ended December 31, 1999, in comparison to the prior year, resulted in decreases in reported sales of $15,882,000. Net sales for the passive components business were $1,008,266,000 for the year ended December 31, 1999 as compared to $1,027,902,000 for the prior year period. Net sales for the active components business were $751,825,000 for the year ended December 31, 1999 as compared to $544,843,000 for the prior year period. The 1999 sales of the active components business reflect increased demand for product, particularly in telecommunication and computer applications, and reduced price erosion on these products.

Costs of Products Sold

     Costs of products sold for the year ended December 31, 1999 were 73.8% of net sales, as compared to 75.6% for the prior year. Gross profit, as a percentage of net sales, for the year ended December 31, 1999 increased from the comparable prior year period mainly due to the results of TEMIC. TEMIC reported gross profit margins of 33.3% for the year ended December 31, 1999 as compared to 30.1% for the ten months ended December 31, 1998, mainly due to higher business volume and manufacturing efficiencies gained from the full utilization of existing manufacturing capacity.

      Gross profit margins for the active components business were 31.4% for the year ended December 31, 1999 as compared to 27.9% for the prior year period. The increase is due to the Siliconix operation, where gross margins have increased substantially as a result of increased product demand, stronger capacity utilization, an improved product mix and increased fab efficiencies.

      Gross profit margins for the passive components business were 22.4% for the year ended December 31, 1999 as compared to 22.5% for the prior year period. Profitability for the passive components business was negatively affected by price erosion, which began in the second quarter of 1998. However, beginning in the third quarter of 1999, most of Vishay's product lines have seen an increase in demand and the average selling prices have stopped declining, with prices actually increasing in some instances.

      Israeli government grants, recorded as a reduction of costs of products sold, were $14,256,000 for the year ended December 31, 1999, as compared to $13,116,000 for the prior year. Future grants and other incentive programs offered to Vishay by the Israeli government will likely depend on Vishay's continuing to increase capital investment and the number of Vishay employees in Israel. Deferred income at December 31, 1999 relating to Israeli government grants was $50,462,000 as compared to $59,264,000 at December 31, 1998.

Selling, General and Administrative Expenses

      Selling, general, and administrative expenses for the year ended December 31, 1999 were 14.5% of net sales, as compared to 14.9% for the prior year. The decrease in selling, general and administrative expenses was primarily due to the cost reduction initiatives of TEMIC, for which selling, general and administrative expenses were 16.1% for the year ended December 31, 1999 as compared to 19.6% for the ten months ended December 31, 1998.

Interest Expense

      Interest costs increased by $4,258,000 for the year ended December 31, 1999 from the prior year. Bank borrowings related to the TEMIC acquisition were outstanding for twelve months during 1999 compared to ten months during 1998. Also during 1999, interest rates increased as compared to the prior year.

Other Income

      Other income decreased by $3,496,000 for the year ended December 31, 1999 as compared to the prior year. Included in the results for the year ended December 31, 1999 is a non-cash loss of $10,073,000 in connection with the sale of Nicolitch, S.A., a subsidiary of Vishay. Included in the results for the year ended December 31, 1998 is a loss of $6,269,000 related to a forward exchange contract entered into to set the purchase price in connection with the TEMIC acquisition.

Minority Interest

      Minority interest increased by $10,724,000 for the year ended December 31, 1999 as compared to the prior year primarily due to the increase in net earnings of Siliconix, of which Vishay owns 80.4%.

Income Taxes

      The effective tax rate for the year ended December 31, 1999 was 27.4% as compared to 71.8% for the prior year. The tax rate for the year ended December 31, 1999 reflects the non-tax deductibility of the loss on the sale of Nicolitch, S.A. Tax expense on the sale of Nicolitch, S.A. was $1,416,000. Also, a tax rate change in Germany resulted in a decrease in German deferred tax assets, which increased tax expense by $1,939,000. Exclusive of the effect of the sale of Nicolitch, S.A. and the tax rate change in Germany, the effective tax rate on earnings before minority interest for the year ended December 31, 1999 would have been 23.2%. The higher tax rate for the year ended December 31, 1998 was primarily due to the non-tax deductibility of the in-process research and development expense in the fourth quarter 1998 and a $10,000,000 increase in a valuation allowance for a deferred tax asset for net operating loss carry forwards in Germany. Exclusive of the effect of special charges, the tax rate on earnings before minority interest for the year ended December 31, 1998 would have been 27.8%. The continuing effect of low tax rates in Israel, as compared to the statutory rate in the United States, resulted in increases in net earnings of $12,469,000 and $15,166,000 for the years ended December 31, 1999 and 1998, respectively. The more favorable Israeli tax rates are applied to specific approved projects and are normally available for a period of ten or fifteen years. See "Business--Manufacturing Operations".

Year ended December 31, 1998 compared to Year ended December 31, 1997

Net Sales

      Net sales for the year ended December 31, 1998 increased $447,526,000 or 39.8% from the prior year. The increase in net sales related primarily to the acquisition of TEMIC, which became effective March 1, 1998. Net sales of TEMIC for the ten months ended December 31, 1998 included in Vishay's reported sales were $474,188,000. LPSC was acquired by Vishay effective July 1, 1997. LPSC's sales for the year ended December 31, 1998 were $70,655,000 compared to $38,290,000 for the six months ended December 31, 1997. Exclusive of TEMIC and LPSC, net sales would have decreased by $97,317,000 or 8.6%. The strengthening of the U.S. dollar against foreign currencies for the year ended December 31, 1998 in comparison to the prior year resulted in decreases in reported sales of $16,131,000. Moreover, Vishay's net sales of passive components and semiconductor components were negatively affected by substantial price erosion resulting from oversupply of tantalum and multi-layer chip capacitors and the economic downturn in Asia.

Costs of Products Sold

      Costs of products sold for the year ended December 31, 1998 were 75.6% of net sales, as compared to 76.3% for the prior year. Gross profit, as a percentage of net sales, for the year ended December 31, 1998 increased from the comparable prior year period mainly due to the acquisition of TEMIC. TEMIC reported gross profit margins of 30.1% for the ten months ended December 31, 1998. Gross profit margins for the passive components business were 22.5% for the year ended December 31, 1998 as compared to 24.0% for the prior year, reflecting a weakness in the passive components business. Profitability for the passive components business was negatively affected by price erosion from an oversupply of tantalum and multi-layer chip capacitors and the depressed Asian market. The results for semiconductor components were also negatively affected by a decrease in demand for products in the semiconductor industry, adjustments of high inventory levels at distributors, the depressed Asian market, and substantial price erosion.

      Israeli government grants, recorded as a reduction of costs of products sold, were $13,116,000 for the year ended December 31, 1998, as compared to $11,352,000 for the prior year. Deferred income at December 31, 1998 relating to Israeli government grants was $59,264,000 as compared to $59,300,000 at December 31, 1997.

Selling, General and Administrative Expenses

      Selling, general, and administrative expenses for the year ended December 31, 1998 were 14.9% of net sales, as compared to 12.2% for the prior year. The increased selling, general and administrative expenses were primarily due to the acquisition of TEMIC, for which selling, general and administrative expenses were 19.6% for the ten months ended December 31, 1998.

Unusual Items

      Vishay incurred unusual items of $29,301,000 for the year ended December 31, 1998. Approximately $23,057,000 of these items related to impairment losses in connection with certain joint ventures in China and Japan. The remaining $6,244,000 of unusual items related to Vishay's restructuring of European operations ($5,944,000) and closing of two U.S. sales offices ($300,000). See
Note 3 to the Consolidated Financial Statements for additional information on Vishay's impairment losses and restructuring programs.

Purchased In-Process Technology

      In connection with the TEMIC acquisition Vishay expensed $13.3 million representing purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. See Note 2 to the Consolidated Financial Statements.

      To determine this expense, the in-process technology acquired in the TEMIC acquisition was segmented into two categories, process technology and product technology. Process technology is the process by which multiple products can be manufactured. Three separate process technologies were identified, (i) Bondwireless, (ii) 178M Cell, and (iii) PIC .8 micron 15V. TEMIC has three primary product categories, (i) Power MOS, (ii) Power IC, and
(iii) Standard Products. Introduction of the new process technologies, if successful, was expected to improve the efficiency and effectiveness of TEMIC's MOSFET products and introduce new IC technology which would reduce die size by approximately 66%. This would lower production costs per unit and increase margins. Introduction of the product technologies, if successful, was expected to optimize the performance of certain MOSFETs, diodes and power ICs and introduce new applications for certain of TEMIC's products. These research and development projects were expected to reach completion and begin generating revenues during periods ranging from 1999 to 2003. At the acquisition date, TEMIC's research and development projects ranged in completion from approximately 1% to 86%, with total continuing research and development commitments to complete the projects of approximately $7.4 million.

      The value assigned to purchased in-process research and development was determined by estimating the costs to develop TEMIC's purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present values. The revenue estimates used to value the in-process research and development were based on estimates of the relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Vishay and its competitors. The estimates for costs of products sold, research and development, selling, general and administrative expenses and income taxes were calculated as a percentage of revenue and were based on historical amounts and were adjusted to reflect competition and advancing technology in the industry.

      The rates utilized to discount the net cash flows to their present value were based on weighted average cost of capital and venture capital rates of return. Given the nature of the risks associated with the estimated growth, profitability and development projects, a discount rate of 20% was deemed appropriate for TEMIC's in-process projects. This discount rate was intended to be commensurate with the specific risks of achieving technological feasibility and the uncertainties in the economic estimates described above. The estimates used by Vishay in valuing in-process research and development were based on assumptions Vishay believed to be reasonable but which were inherently uncertain and unpredictable.

Interest Expense

      Interest costs increased by $30,219,000 for the year ended December 31, 1998 from the prior year due to the increase in bank borrowings necessary to fund the TEMIC and LPSC acquisitions. Vishay had net borrowings of $444,000,000 and $130,000,000, respectively, from a group of banks to finance the acquisitions of TEMIC and LPSC.

Other Income

      Other income decreased by $2,019,000 for the year ended December 31, 1998 as compared to the prior year primarily due to reduced foreign exchange gains. Foreign exchange gains for the year ended December 31, 1998 were $495,000 compared to $3,657,000 for the year ended December 31, 1997. Vishay also incurred losses of $6,269,000 and $5,295,000 in 1998 and 1997, respectively, relating to a forward exchange contract which was entered into to set the purchase price in connection with the TEMIC acquisition, since the purchase price was denominated in German Marks and payable in U.S. Dollars.

Income Taxes

      The effective tax rate for the year ended December 31, 1998 was 71.8% as compared to 38.1% for the prior year. The higher tax rate for the year ended December 31, 1998 was primarily due to the non-tax deductibility of the in-process research and development expense and a $10,000,000 increase in a valuation allowance for a deferred tax asset for net operating loss carry forwards in Germany. Exclusive of the effect of special charges, the tax rate on earnings before minority interest for the year ended December 31, 1998 would have been 27.8%. The continuing effect of low tax rates in Israel, as compared to the statutory rate in the United States, resulted in increases in net earnings of $15,166,000 and $10,685,000 for the years ended December 31, 1998 and 1997, respectively. The more favorable Israeli tax rates are applied to specific approved projects and are normally available for a period of ten or fifteen years. See "Business--Manufacturing Operations."

Financial Condition and Liquidity

      Cash flows from operations were $239,809,000 for the year ended December 31, 1999 compared to $169,450,000 for the prior year. The increase in cash flows from operations is primarily attributable to an increase in net earnings for the year ended December 31, 1999 as compared to the year ended December 31, 1998. Net purchases of property and equipment for the year ended December 31, 1999 were $119,638,000 compared to $151,682,000 in the prior year. Vishay estimates that capital expenditures for the year 2000 will exceed $250,000,000, most of which will be spent on capacity increases in its tantalum and multi-layer ceramic chip capacitor lines and semiconductor lines. Vishay made $141,028,000 net payments on borrowings during 1999. Net cash provided by financing activities of $450,408,000 for the year ended December 31, 1998 reflects borrowings used to finance the acquisition of TEMIC. See Notes 2 and 3 to the Consolidated Financial Statements for discussion of restructuring costs paid during 1999.

      At December 31, 1999 Vishay's current ratio was 2.68 to 1 and its ratio of long-term debt, less current portion, to stockholders' equity was .65 to 1.

      On March 2, 1998, Vishay and certain of its subsidiaries entered into a $1,100,000,000 multicurrency revolving credit agreement with a group of banks that included an $825,000,000 long-term revolving credit and swing line facility and a $275,000,000 short-term revolving credit facility. On June, 1, 1999, Vishay amended the two facilities. The $825,000,000 long-term facility matures on March 2, 2003, subject to Vishay's right to request annual renewals. The short-term facility now provides for a $100,000,000 364-day facility, which is available until May 30, 2000. Borrowings under each of the two facilities bear interest at variable rates based, at the option of Vishay, on the prime rate or a eurocurrency rate and in the case of any swing line advance, the quoted rate. Borrowings under each of the two facilities are secured by pledges of stock in certain direct and indirect subsidiaries of Vishay and guaranties by certain of these subsidiaries. Vishay is required to pay facility fees on the two facilities. These facilities restrict Vishay from paying cash dividends, and require Vishay to comply with certain financial covenants. As of March 31, 2000, Vishay had outstanding $595,000,000 under the long-term facility and no amount outstanding under the short-term facility. See Note 5 to the Consolidated Financial Statements for additional information.

      Management believes that available sources of credit, together with cash expected to be generated from operations and the net proceeds of this offering, will be sufficient to satisfy Vishay's anticipated financing needs for working capital and capital expenditures during the next twelve months.

Year 2000 Compliance

      In prior years, Vishay discussed the nature and progress of its plans to become Year 2000 compliant. Each of Vishay's divisions implemented a Year 2000 program designed to address the Year 2000 issue, of which all programs are now complete. Vishay's total cost for these Year 2000 programs approximated $1,400,000. As a result of these efforts, Vishay has experienced no significant disruptions in mission-critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. In addition, Vishay has not experienced any adverse effects with any of its third party vendors, suppliers or customers. While Vishay is not aware of, and does not expect that it will experience, any material problems related to this issue, it will continue to monitor its mission-critical computer applications and those of its suppliers, vendors and customers throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Euro Conversion

      On January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the euro. Vishay is currently evaluating issues raised by the introduction and initial implementation of the euro on January 1, 2002. Vishay does not expect costs of system modifications to be material, nor does it expect the introduction and use of the euro to materially and adversely affect its financial condition or results of operations. Vishay will continue to evaluate the impact of the euro introduction.

Inflation

      Normally, inflation does not have a significant impact on Vishay's operations. Vishay's products are not generally sold on long-term contracts. Consequently, selling prices, to the extent permitted by competition, can be adjusted to reflect cost increases caused by inflation.

                                    BUSINESS

General

     Vishay is a leading worldwide manufacturer and supplier of electronic components. It is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors and inductors) and one of the largest producers of discrete active electronic components (diodes, optoelectronics and transistors), infrared data communication devices, and power and analog switching integrated circuits. The line of passive and active components manufactured by Vishay is the broadest in the electronics industry. Vishay's broad product line makes it a "total solutions provider" to its customers. Components manufactured by Vishay are used in virtually all types of electronic products including:

    .  wireless telephones and other telecommunications equipment;

    .  information technology hardware;

    .  automotive electronic systems;

    .  industrial and commercial products; and

    . systems and instruments for satellite, aerospace and military applications.

     Since 1985, Vishay has pursued a business strategy that principally consists of the following elements:

    . expand our net sales and range of products, primarily through acquisitions of manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which Vishay has substantial marketing and technical expertise;

    . develop new products, manufacturing process technology and product technology;

    . achieve significant production cost savings through the transfer and expansion of manufacturing operations to countries such as Israel, Mexico, Portugal, the Czech Republic, Taiwan and the People's Republic of China, which offer lower labor costs and tax and other government-sponsored incentives;

    . reduce selling, general and administrative expenses through the elimination of redundant sales offices and administrative functions; and

    . enhance service and responsiveness to customers by manufacturing in those regions where Vishay markets the bulk of its products.

     As a result of this strategy, Vishay has grown during the past fifteen years from a small manufacturer of precision resistors and strain gages to one of the world's largest manufacturers and suppliers of a broad line of electronic components.

     On March 2, 1998, Vishay purchased 80.4% of Siliconix Incorporated (Nasdaq, SILI) and 100% of TEMIC Semiconductor GmbH for a total of $549,889,000 in cash. Siliconix is a publicly traded chip maker based in Santa Clara, California which designs, markets and manufactures power and analog semiconductor products for computers, wireless handsets, fixed communications networks, automotive and other electronic systems. Siliconix has manufacturing facilities in Santa Clara, California. Siliconix also maintains assembly and testing facilities, which include a company-owned facility in Taiwan, is party to a joint venture in Shanghai, China and has subcontractors in the Philippines, China and the United States. Siliconix reported worldwide sales of $383.3 million in 1999 and $282.3 million in 1998. On March 4, 1998, Vishay sold the Integrated Circuits Division of TEMIC to Atmel Incorporated for a total of $105,755,000 in cash. Vishay retained TEMIC's Telefunken Division, which manufactures active electronic components.

     The TEMIC acquisition continued Vishay's expansion efforts in the area of discrete active electronic components through the addition of TEMIC's product line, which includes diodes, RF transistors, MOSFET switches, bipolar power switches, opto-electronic semiconductors, (IRDC Infrared Data Transceivers), POWER MOSFET, POWER IC (Integrated Circuits), Signal Processing Switches and JFETs (junction field-effect transistors).

      In 1998, Vishay consolidated its Vishay Electronic Components operations in the United States, Europe and Asia into one operational unit. See "Management's Discussion and Analysis of Results of Operations and Financial Condition". In connection with this consolidation, Vishay:

    . established a single worldwide organization under one management team;

    .  created further opportunities for synergies among its divisions; and

    . positioned itself for stronger growth by streamlining its ability to penetrate and create new markets.

Products

      Vishay designs, manufactures and markets passive and active discrete electronic components that cover a wide range of products and technologies. Unlike integrated circuits (ICs), which combine the functions of many electronic components in one chip, discrete components perform one specific function per device. Discrete components can be passive devices or active (semiconductor) devices. Passive components, such as resistors, capacitors and inductors, adjust and regulate current or store energy and filter frequencies. Discrete semiconductor components such as diodes and transistors, convert AC currents to DC, amplify currents or switch electronic signals. The products manufactured by Vishay primarily consist of:

    Passive Components                      Active Components


    .  fixed resistors                      .  power MOSFETs


    .  tantalum capacitors                  .  power integrated circuits


    .  multi-layer ceramic chip             .  signal processing switches
       capacitors


                                            .  diodes
    .  film capacitors

                                            .  transistors

and, to a lesser extent:

    Passive Components                      Active Components


    .  inductors                            .  Infrared Data Transceivers
                                               (IRDC)

    .  aluminum and specialty
       ceramic capacitors

    .  transformers

    .  potentiometers

    .  plasma displays

    .  thermistors

Vishay offers most of its product types both in surface mount format and in the traditional leaded device format. Vishay believes it produces one of the broadest lines of electronic components available from any single manufacturer.

      Resistors. Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. They vary widely in precision and cost, and are manufactured in numerous materials and forms. Resistive components may be either fixed or variable, the distinction being whether the resistance is adjustable. Resistors can also be used as measuring devices, such as Vishay's resistive sensors. Resistive sensors or strain gages are used in experimental stress analysis systems as well as in transducers for electronic measurement loads (scales), acceleration and fluid pressure.

      Vishay manufactures virtually all types of fixed resistors, both in discrete and network forms. These resistors are produced for virtually every segment of the resistive product market, from resistors used in the highest quality precision instruments for which the performance of the resistors is the most important requirement to resistors for which price is the most important factor.

      Capacitors. Capacitors perform energy storage, frequency control, timing and filtering functions in most types of electronic equipment. The more important applications for capacitors are:
    .  electronic filtering for linear and switching power supplies;

    . decoupling and bypass of electronic signals or integrated circuits and circuit boards; and

    . frequency control, timing and conditioning of electronic signals for a broad range of applications.

      Vishay's capacitor products primarily consist of solid tantalum surface mount chip capacitors, solid tantalum leaded capacitors, wet/foil tantalum capacitors, multi-layer ceramic chip capacitors, and film capacitors. Each capacitor product has unique physical and electrical performance characteristics useful for specific applications. Tantalum and multi-layer ceramic chip capacitors are generally used in conjunction with integrated circuits in applications requiring low to medium capacitance values, "capacitance" being the measure of the capacitor's ability to store energy. The tantalum capacitor is the smallest and most stable type of capacitor for its range of capacitance and is best suited for applications requiring medium capacitance values. Multi-layer ceramic chip capacitors, on the other hand, are more cost-effective for applications requiring lower capacitance values. Vishay's multi-layer ceramic chip capacitors are known for their particularly high reliability.

      Other Components. Discrete active devices are components that generate, control, regulate, amplify, or switch electronic signals or energy and must be interconnected with passive components. Integrated circuits consist of a number of active and passive components, interconnected on a single chip, that are intended to perform multiple functions.

      Diodes are used to convert electrical currents from AC to DC and are applied in a broad range of electronic equipment that requires such conversion. Discrete power MOSFETs are used to switch and manage power in a wide range of electronic systems, including wireless handsets, portable and desktop computers, automobiles, instrumentation and industrial applications. Power conversion ICs are used in applications where an input voltage from a battery or other supply source must be switched or converted to a level that is compatible with logic signals used by microprocessors and other digital components in a specific system. Motor control ICs control the starting, speed, or position of electric motors, such as the head positioning and spindle motors in hard disk drives.

      Surface Mountings. Vishay has taken advantage of the growth of the surface mount component market and is an industry leader in designing and marketing surface mount devices. Surface mount devices adhere to the surface of a circuit board rather than being secured by leads that pass through holes to the back side of the board. Surface mounting provides distinct advantages over through-hole mounting. For example, surface mounting allows the placement of more components on a circuit board, which is particularly desirable for a growing number of manufacturers who require greater miniaturization in products such as hand held computers and wireless handsets. Surface mounting also facilitates automation, resulting in lower production costs for equipment manufacturers than those associated with leaded devices. Vishay believes it is a market leader in the development and production of a wide range of surface mount devices, including:

  Resistors                    Capacitors               Other Components



  .  thick film chip           .  molded tantalum       .  thin film networks
     resistors                    chip capacitors



                                                        .  current sensing
  .  thick film resistor       .  coated tantalum          chips
     networks and arrays          chip capacitors


                                                        .  chip inductors


  .  metal film leadless       .  film capacitors
     resistors (MELFs)                                  .  chip transformers



                               .  multi-layer
  .  thin film chip               ceramic chip          .  chip trimmers
     resistors                    capacitors


                                                        .  NTC chip
  .  wirewound chip                                        thermistors
     resistors


                                                        .  certain diodes and
  .  power strip                                           transistor products
     resistors

  .  bulk metal foil
     chip resistors

Vishay also provides a number of component packaging styles to facilitate automated product assembly by its customers.

Markets

      Vishay's products are sold primarily to original equipment manufacturers, OEM subcontractors that assemble printed circuit boards and independent distributors that maintain large inventories of electronic components for resale to OEMs. Its products are used in virtually every type of product containing electronic circuitry, including:

    .  computer-related products,

    .  telecommunications equipment,

    .  measuring instruments,

    .  industrial equipment,

    .  automotive applications,

    .  process control systems,

    .  military and aerospace applications,

    .  consumer electronics,

    .  medical instruments, and

    .  scales.

      For the year ended December 31, 1999, approximately 29% of Vishay's net sales was attributable to customers in the United States, while the remainder was attributable to sales primarily in Europe and Asia.

      In the United States, products are marketed through independent manufacturers' representatives, who are compensated solely on a commission basis, by Vishay's own sales personnel and by independent distributors. Vishay has regional sales personnel in several North American locations that make sales directly to OEMs and provide technical and sales support for independent manufacturers' representatives throughout the United States, Mexico and Canada. In addition, Vishay uses independent distributors to resell its products. Outside North America, products are sold to customers in Germany, the United Kingdom, France, Israel, Japan, Singapore, Taiwan, South Korea, Brazil and other European and Pacific Rim countries through Vishay sales offices, independent manufacturers' representatives and distributors.

      Vishay seeks to have its products incorporated into the design of electronic equipment at the research and prototype stages. Vishay employs its own staff of application and field engineers who work with Vishay's customers, independent manufacturers' representatives and distributors to solve technical problems and develop products to meet specific needs.

      Vishay has qualified certain products under various military specifications, approved and monitored by the United States Defense Electronic Supply Center ("DESC"), and under certain European military specifications. Classification levels have been established by DESC based upon the rate of failure of products to meet specifications. In order to maintain the classification level of a product, tests must be continuously performed, and the results of these tests must be reported to DESC. If the product fails to meet the requirements for the applicable classification level, the product's classification may be reduced to a less stringent level. Various United States manufacturing facilities from time to time experience a product classification level modification. During the time that such level is reduced for any specific product, net sales and earnings derived from such product may be adversely affected.

      Vishay is aggressively undertaking to have the quality systems at most of its major manufacturing facilities approved under the ISO 9001 international quality control standard. ISO 9001 is a comprehensive set of quality program standards developed by the International Standards Organization. A majority of Vishay's manufacturing operations has already received ISO 9001 approval and Vishay is actively pursuing such approval for its other manufacturing operations.

      Vishay's largest customers vary from year to year, and no customer has long-term commitments to purchase products of Vishay. No customer accounted for more than 10% of Vishay's sales for the year ended December 31, 1999.

Research and Development

      Many of Vishay's products and manufacturing processes have been invented, designed and developed by Vishay engineers and scientists. Vishay maintains strategically located design centers where proximity to customers enables it to more easily satisfy the needs of local markets. These design centers are located in the United States (California, Connecticut, Maine, Nebraska, North Carolina, Pennsylvania), Germany (Selb, Heilbronn, Landshut, Pfafenberg, Backnang), France (Nice) and Israel (Dimona, Migdal Ha-emek). Vishay also maintains separate research and development staffs and promotes separate programs at a number of its production facilities to develop new products and new applications of existing products, and to improve manufacturing techniques. This decentralized system encourages individual product development at individual manufacturing facilities that occasionally have applications at other facilities. Vishay's research and development costs (exclusive of purchased in-process research and development) were approximately $35.0 million for 1999, $28.9 million for 1998 and $7.0 million for 1997, respectively. The major increase in research and development costs was due to the acquisition of Siliconix. Siliconix's expenditures were $17.0 million and $17.1 million for the years ended December 31, 1999 and 1998, respectively. Significant effort has been expended on new power products and power IC's. These amounts do not include substantial expenditures for the development and manufacturing of machinery and equipment for new processes and for cost reduction measures.
See "Competition".

Raw Materials

      Although most materials incorporated in Vishay's products are available from a number of sources, certain materials, particularly tantalum, palladium and ceramic substrates, are available only from a relatively limited number of suppliers.

      Tantalum is the principal material used in the manufacture of tantalum capacitors. It is purchased in powder and wire form primarily under annual contracts with domestic and foreign suppliers at prices that are subject to periodic adjustment. Vishay is a major consumer of the world's annual tantalum production. There are currently three major suppliers that process tantalum ore into capacitor grade tantalum powder. In light of escalating demand for tantalum capacitors, in the short term there may be shortages of tantalum ore and powder until suppliers are able to increase production. Vishay believes that in the long term, there exists sufficient tantalum ore reserves and a sufficient number of tantalum processors relative to demand. The tantalum required by Vishay has generally been available in sufficient quantities to meet its requirements. However, the limited number of tantalum powder suppliers could lead to increases in tantalum prices that Vishay may not be able to pass on to its customers.

      Palladium is used to produce multi-layer ceramic chip capacitors. It is primarily purchased on the spot and forward markets, depending on market conditions. Palladium is considered a commodity and is subject to price volatility. The price of palladium fluctuated in the range of approximately $127 to $444 per troy ounce during the three years ended December 31, 1999. Since that time it has been as high as $775 per troy ounce, and on April 27, 2000 it was $603 per troy ounce. Palladium is currently mined principally in South Africa and Russia. Due to various factors, Vishay believes there may be a short-term shortage of palladium which may affect both the cost of palladium and Vishay's plans to expand multi-layer ceramic chip production to meet increased demand. An inability on the part of Vishay to pass on increases in palladium costs to its customers could have an adverse effect on the margins of those products using the metal.

      Vishay has specific technical requirements for ceramic substrates used in certain of its resistor products. Occasionally, Vishay may experience shortages of these substrates until manufacturers can make available additional production capacity.

Inventory and Backlog

      Vishay manufactures both standardized products and products designed to meet customer specifications. Vishay maintains an inventory of its standardized products, including resistors, other passive components and semiconductor products. Backlog of outstanding orders for Vishay's products was $505.1 million, $309.3 million, and $269.8 million, respectively, at December 31, 1999, 1998 and 1997. The increase in backlog at December 31, 1999 primarily reflects the increase in demand for its products, including both passive and active components.

      Many of the orders in Vishay's backlog may be cancelled by its customers, in whole or in part, although sometimes subject to penalty. To date, however, cancellations have not been significant.

Competition

      Vishay faces strong competition in its various product lines from both domestic and foreign manufacturers that produce products using technologies similar to those of Vishay. Vishay's main competitors for tantalum capacitors are KEMET Corporation, AVX Corporation and NEC Electronics Inc. For multi-layer ceramic chip capacitors, its principal competitors are KEMET, AVX, Murata and TDK Corp. For thick film chip resistors, competitors are Rohm Corp., Koa Speer Electronics Inc. and Yageo Corporation. For wirewound and metal film resistors, the principal competitors are I.R.C. Inc., Rohm Corp. and Ohmite Manufacturing Company. For discrete active components, competitors are International Rectifier, Philips, N.V., Rohm Corp., Motorola, Inc., Fairchild Semiconductor Corp., Maxim, General Semi and Samsung Electro-Mechanics Co., Ltd.

      Vishay's competitive position depends on its product quality, know-how, proprietary data, marketing and service capabilities and business reputation, as well as on price. With respect to certain products, Vishay competes on the basis of its marketing and distribution network, which provides a high level of customer service. For example, Vishay works closely with its customers to have its components incorporated into their electronic equipment at the early stages of design and production and maintains redundant production sites for most of its products to ensure an uninterrupted supply of products. Further, Vishay has established a National Accounts Management Program, which provides Vishay's largest customers with one national account executive who can cut across Vishay's business unit lines for sales, marketing and contract coordination. In addition, the breadth of Vishay's product offerings enables Vishay to strengthen its market position by acting as a "total solutions provider" to its customers by providing access to one of the broadest selections of passive electronic components available directly from a manufacturing source.

      Although Vishay has numerous United States and foreign patents covering certain of its products and manufacturing processes, no particular patent is considered material to the business of Vishay.

Manufacturing Operations

      Vishay strives to balance the location of its manufacturing facilities. In order to better serve its customers, Vishay maintains production facilities in those regions where it markets the bulk of its products, such as the United States, Germany, France, Asia and the United Kingdom. To maximize production efficiencies, Vishay seeks whenever practicable to establish manufacturing facilities in countries, such as Israel, Mexico, Portugal, the Czech Republic, Taiwan and the People's Republic of China, where it can take advantage of lower labor and tax costs and, in the case of Israel, various government incentives, including grants and tax relief.

      At December 31, 1999, approximately 32% of Vishay's identifiable assets were located in the United States, approximately 32% were located in Europe, approximately 16% were located in Israel, and approximately 20% were located in Asia. In the United States, Vishay's main manufacturing facilities are located in Nebraska, South Dakota, North Carolina, Pennsylvania, Maine, Connecticut, Virginia, New Hampshire, Florida and California. In Europe, Vishay's main manufacturing facilities are located in Selb, Landshut, Backnang, and Heilbronn, Germany and Nice, France. In Israel, manufacturing facilities are located in Holon, Dimona, Beersheva and Migdal Ha-emek. In Asia, Vishay's main manufacturing facilities are located in Taiwan (two) and in Shanghai, China
(five). Vishay also maintains major manufacturing facilities in Juarez, Mexico and the Czech Republic. Over the past several years, Vishay has invested substantial resources to increase capacity and to maximize automation in its plants, which it believes will further reduce production costs.

      Vishay has expanded, and plans to continue to expand, its manufacturing operations in Israel, where it benefits from the government's employment and tax incentive programs designed to increase employment. As a result Vishay has been able to lower wage rates and attract a highly-skilled labor force. All of these factors have contributed substantially to the growth and profitability of Vishay.

      Under the terms of the Israeli government's incentive programs, once a project is approved, the recipient is eligible to receive the benefits of the related grants for the life of the project, so long as the recipient continues to meet preset eligibility standards. None of Vishay's approved projects has ever been cancelled or modified, and Vishay has already received approval for a majority of the projects contemplated by its capital expenditure program. However, over the past few years, the Israeli government has scaled back or discontinued some of its incentive programs. Accordingly, there can be no assurance that in the future the Israeli government will continue to offer new incentive programs applicable to Vishay or that, if it does, such programs will provide the same level of benefits Vishay has historically received or that Vishay will continue to be eligible to take advantage of them. Vishay might be materially adversely affected if these incentive programs were no longer available to it for new projects. However, because a majority of Vishay's projects in Israel currently benefit from government incentive programs, Vishay does not anticipate that any cutbacks in the incentive programs would have an adverse impact on its earnings and operations for at least several years. In addition, Vishay might be materially adversely affected if events were to occur in the Middle East that interfere with Vishay's operations in Israel. Vishay, however, has never experienced any material interruption in its Israeli operations in its 30 years of operations there, in spite of several Middle East crises, including wars. For the year ended December 31, 1999, sales of products manufactured in Israel accounted for approximately 23.0% of Vishay's net sales.

      In 1998, Vishay accelerated the implementation of its strategy to shift manufacturing emphasis to higher automation in higher labor cost regions and to relocate a significant amount of production to regions with lower labor costs. As a result, Vishay incurred significant restructuring costs in the year ended December 31, 1998 associated with the downsizing and closing of several of Vishay's manufacturing facilities in Europe. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Environmental Matters

      Vishay has adopted an Environmental Health and Safety Corporate Policy that commits it to achieve and maintain compliance with applicable environmental laws, to promote proper management of hazardous materials for the safety of its employees and the protection of the environment, and to minimize the hazardous materials generated in the course of its operations. This policy is implemented with accountability directly to the Chairman of the Board of Directors. In addition, Vishay's manufacturing operations are subject to various federal, state and local laws restricting discharge of materials into the environment.

      Vishay is not involved in any pending or threatened proceedings that would require curtailment of its operations. Vishay continually expends funds to ensure that its facilities comply with applicable environmental regulations. In regard to its U.S. and European facilities, Vishay is nearing completion of its undertaking to comply with new environmental regulations relating to the elimination of chlorofluorocarbons (CFCs) and ozone depleting substances (ODS) and other anticipated compliances with the Clean Air Act amendments of 1990. In regard to all other facilities, including those recently acquired, Vishay is in the process of implementing its compliance with these regulations.

      Vishay anticipates that it will undertake capital expenditures of approximately $5,800,000 in fiscal 2000 for general environmental compliance and enhancement programs, including those to be applied at the TEMIC facilities. Vishay has been named a Potentially Responsible Party (PRP) at nine Superfund sites, including two Siliconix facilities. Vishay has settled three of these for minimal amounts and does not expect costs associated with the others to be material. While Vishay believes that it is in material compliance with applicable environmental laws, it cannot accurately predict future developments and does not necessarily have knowledge of past occurrences on sites currently occupied by Vishay. Moreover, the risk of environmental liability and remediation costs is inherent in the nature of Vishay's business and, therefore, there can be no assurance that material environmental costs, including remediation costs, will not arise in the future.

      With each acquisition, Vishay undertakes to identify potential environmental concerns and to minimize, or obtain indemnification for, the environmental matters it may be required to address. In addition, Vishay establishes reserves for specifically identified potential environmental liabilities. Vishay believes that the reserves it has established are adequate. Nevertheless, Vishay often unavoidably inherits certain pre-existing environmental liabilities, generally based on successor liability doctrines. Although Vishay has never been involved in any environmental matter that has had a material adverse impact on its overall operations, there can be no assurance that in connection with any past or future acquisition Vishay will not be obligated to address environmental matters that could have a material adverse impact on its operations.

Employees

      As of December 31, 1999, Vishay employed approximately 21,124 full time employees of whom approximately 15,861 were located outside the United States. Some of Vishay's employees outside the U.S. are members of trade unions. Vishay's relationship with its employees is good. However, no assurance can be given that, if Vishay continues to restructure its operations in response to changing economic conditions, labor unrest or strikes, especially at European facilities, will not occur.

Current Developments

      In March 2000, Vishay agreed to sell its 65% interest in LPSC, a Taiwan-based company that is a major supplier of discrete active electronic components in Asia. The purchaser is Lite-On JV Corporation, the current owner of the remaining 35% interest in LPSC. The consideration for the sale will consist of cash and the assignment or transfer to Vishay of certain stock appreciation rights on Vishay common stock owned by Lite-On JV Corporation. The closing of the sale is expected to occur before September 30, 2000.

                                   MANAGEMENT

     The following table sets forth certain information regarding each of the directors and executive officers of Vishay as of March 28, 2000.

Name                                          Age Positions Held
----                                          --- --------------
Felix Zandman*...............................  71 Chairman of the Board, Chief
                                                  Executive Officer and Director
Avi D. Eden*.................................  52 Vice-Chairman of the Board,
                                                  Executive Vice President,
                                                  General Counsel and Director
Gerald Paul*.................................  51 Chief Operating Officer,
                                                  President and Director
Richard N. Grubb*............................  53 Executive Vice President,
                                                  Treasurer, Chief Financial
                                                  Officer and Director
Robert A. Freece*............................  59 Senior Vice President and
                                                  Director
William J. Spires............................  58 Vice President and Secretary
Eliyahu Hurvitz..............................  67 Director
Edward B. Shils..............................  84 Director
Luella B. Slaner.............................  80 Director
Mark I. Solomon..............................  60 Director
Jean-Claude Tine.............................  81 Director

--------
*Member of the Executive Committee of the Board of Directors.

     Dr. Felix Zandman, a founder of Vishay, has been the Chief Executive Officer and a Director of Vishay since its inception. Dr. Zandman had been President of Vishay from its inception until March 16, 1998, when Dr. Gerald Paul was appointed President of Vishay. Dr. Zandman has been Chairman of the Board since March 1989.

     Avi D. Eden has been a Director and General Counsel of Vishay since June 1988, and has been Vice Chairman of the Board and Executive Vice President of Vishay since August 1996.

     Dr. Gerald Paul has served as a Director of Vishay since May 1993 and has been Chief Operating Officer and Executive Vice President of Vishay since August 1996. On March 16, 1998, Dr. Paul was appointed President of Vishay. He was President of Vishay Electronic Components, Europe from January 1994 to August 1996. Dr. Paul has been Managing Director of Draloric Electronic GmbH, a subsidiary of Vishay, since January 1991. Dr. Paul has been employed by Draloric since February 1978.

     Richard N. Grubb has been a Director, Vice President, Treasurer and Chief Financial Officer of Vishay since May 1994, and has been Executive Vice President of Vishay since August 1996. Mr. Grubb has been associated with Vishay in various capacities since 1972.

     Robert A. Freece has been a Director of Vishay since 1972. He was Vice President of Vishay from 1972 until 1994, and has been Senior Vice President since May 1994.

     William J. Spires has been a Vice President and Secretary of Vishay since 1981. Mr. Spires has been Vice President--Industrial Relations since 1980 and has been employed by Vishay since 1970.

      Eliyahu Hurvitz has been a Director of Vishay since 1994. He has been the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. for more than five years.

      Edward B. Shils has been a Director of Vishay since 1981. Dr. Shils is a director of the Wharton Entrepreneurial Center and George W. Taylor Professor Emeritus of Entrepreneurial Studies at the Wharton School, University of Pennsylvania.

      Luella B. Slaner has been a Director of Vishay since 1989. Mrs. Slaner is the widow of the late Alfred Slaner, a co-founder of Vishay.

      Mark I. Solomon has been a Director of Vishay since 1993. He has been the Chairman of CMS Companies for more than five years.

      Jean-Claude Tine has been a Director of Vishay since 1988 and is the former Chairman of the Board of Sfernice, a subsidiary of Vishay.

                             PRINCIPAL STOCKHOLDERS

     On April 4, 2000, Vishay had outstanding 75,700,828 shares of common stock, par value $.10 per share, each of which entitles the holder to one vote, and 10,369,932 shares of Class B common stock, par value $.10 per share, each of which entitles the holder to ten votes. Voting is not cumulative.

     The following table provides certain information, as of April 4, 2000 (except for AMVESCAP PLC, where the information is as of December 31, 1999), as to the beneficial ownership of the common stock and the Class B common stock of Vishay for (a) each director, (b) Vishay's chief executive officer and the other four most highly compensated executive officers of Vishay in 1999, (c) the directors and executive officers of Vishay as a group and (d) any person owning more than 5% of the common stock.

                                       Common Stock                   Class B Common Stock
                            ---------------------------------- -----------------------------------
                                          Right to
                                          Acquire
                            Amount and   Ownership              Amount and
   Directors, Executive     Nature of  Under Options              Nature                Percent
         Officers           Beneficial  Exercisable   Percent  of Beneficial Percent    of Total
   and 5% Stockholders      Ownership  Within 60 Days of Class   Ownership   of Class Voting Power
--------------------------  ---------- -------------- -------- ------------- -------- ------------
Felix Zandman(1)(2).......        773      701,250        *      5,784,345     55.8%      45.5%
Avi D. Eden(1)(2).........     46,853      177,189        *            --       --           *
Robert A. Freece(1).......     73,607        2,500        *            --       --           *
Richard N. Grubb(1).......     40,281      177,189        *            --       --           *
Eliyahu Hurvitz(1)........      6,662          --         *            --       --           *
King Owyang(1)............          0        2,500        *            --       --           *
Gerald Paul(1)............     41,336      177,189        *            --       --           *
Edward B. Shils(1)........     52,537          --         *            --       --           *
Luella B. Slaner(1)(3)....  1,924,756          --       2.5%     2,164,627     20.9%      13.1%
Mark I. Solomon(1)........      9,701          --         *            --       --           *
Jean-Claude Tine(1).......      9,457          --         *            --       --           *
All Directors and
 Executive Officers as a
 group (12 Persons).......  2,209,133    1,237,817      4.5%     7,948,972     76.7%      58.9%
AMVESCAP PLC(4)
 11 Devonshire Square
 London, England EC2M 4YR.. 4,037,000          --       5.3%           --       --         2.3%

--------
 * Represents less than 1% of the outstanding shares of such class.

(1) The address of each of the referenced individuals is: c/o Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, PA 19355-2120.
(2) Class B common stock Amount and Nature of Beneficial Ownership and Percent of Class for the Class B common stock does not include 1,877,222 shares of Class B common stock held in various trusts for the benefit of Mrs. Luella Slaner's children and grandchildren and 463,050 shares of Class B common stock directly owned by Mrs. Slaner's children, as to which Dr. Zandman is a trustee and/or has sole voting power and Mr. Eden is his successor in trust under a voting trust agreement among the trustee, Mrs. Slaner and certain stockholders. The voting trust agreement will remain in effect until the earlier of (x) February 1, 2050 or (y) the death or resignation or inability to act of the last of Dr. Zandman and Mr. Eden to serve as trustee, but shall terminate at any earlier time upon the due execution and acknowledgment by the trustee of a deed of termination, duly filed with the registered office of Vishay. Percent of Total Voting Power includes said 2,340,272 shares of Class B common stock over which Dr. Zandman has sole voting control. Dr. Zandman and Mr. Eden disclaim beneficial ownership of such shares of Class B common stock.

                                         (footnotes continued on following page)

(footnotes continued from preceeding page)

(3) Includes 667,420 shares of common stock and 477,052 shares of Class B common stock directly owned by Mrs. Slaner, and 1,257,336 shares of common stock and 1,687,575 shares of Class B common stock held in the estate of her late husband, Mr. Alfred Slaner, of which she is the executrix. Does not include 1,877,222 shares of Class B common stock held in various trusts for the benefit of her children and grandchildren, and 463,050 shares directly owned by Mrs. Slaner's children, as to which she disclaims beneficial ownership.
(4) The amount shown and the following information is derived from a Schedule 13G dated February 3, 2000. AMVESCAP PLC, a parent holding company, shares voting power and dispositive power over 4,037,000 of the reported shares with 10 subsidiaries.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the selling stockholders and their beneficial ownership of common stock. Each of the selling stockholders is an officer of Vishay. For information with respect to positions, offices or other material relationships of the selling stockholders with Vishay, other than as a stockholder, during the past three years, please see "Management" above. Each selling stockholder named has sole voting and dispositive power with respect to his shares of common stock. The selling stockholders will acquire the shares of common stock that they are offering upon exercise of stock options. These options have exercise prices of $16.33, $18.79 and $20.42 per share. For information about the number of stock options held by the selling stockholders which are exercisable within 60 days by the selling stockholders, please see "Principal Stockholders" above.

                                                         Number
                                             Shares        of     Shares to be
                                          Beneficially   Shares   Beneficially
                                         Owned Prior to   Being    Owned after
                                            Offerings    Offered    Offerings
                                         --------------- ------- ---------------
Selling Stockholders                     Number  Percent         Number  Percent
--------------------                     ------- -------         ------- -------
Avi D. Eden............................. 224,042     *   100,000 124,042     *
Richard N. Grubb........................ 217,470     *   100,000 117,470     *
Gerald Paul............................. 218,525     *   100,000 118,525     *

--------
* Represents less than 1% of the outstanding shares of such class.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                 FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

      The following is a general discussion of some of the U.S. federal income and estate tax consequences of the ownership and disposition of Vishay's common stock applicable to non-U.S. holders. A non-U.S. holder is generally an individual, corporation, estate or trust other than:

    . an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

    . a corporation created or organized in the United States or under the laws of the United States or of any subdivision thereof;

    . an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of source; and

    . a trust, if, in general (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (ii) such trust has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. The following summary is for general information and applies only to non-U.S. holders that hold Vishay's common stock as a capital asset. In addition, this discussion does not apply to persons holding Vishay's shares through a partnership or other pass-through entity. If you are a non-U.S. holder, you should consult a tax advisor on the U.S. federal tax consequences of holding and disposing of Vishay's common stock with respect to your particular circumstances, for example, if you are a former citizen or resident of the United States, as well as any tax consequences under the laws of any U.S. state or local or non-U.S. taxing jurisdiction.

Dividends

      Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate that an applicable income tax treaty may specify. Non-U.S. holders should consult their tax advisors on their entitlement to benefits under a relevant income tax treaty.

      Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files an appropriate IRS form with the withholding agent. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may, under specific circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate that an applicable income tax treaty may specify.

      Dividends paid prior to January 1, 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after December 31, 2000 a non-U.S. holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements.

      A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Disposition of Common stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

    . the gain is effectively connected with a U.S. trade or business, in which case the gain will be taxed on a net income basis at graduated rates and the branch profits tax may also apply to a corporate non-U.S. holder;

    . the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements, in which case the gain will be taxed at a 30% rate;

    . the non-U.S. holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or

    . Vishay is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder's holding period for the common stock.

      The tax relating to stock in a U.S. real property holding corporation does not apply to a non-U.S. holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Vishay believes that it has not been, is not, and does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

Federal Estate Taxes

      Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

      Under specific circumstances, the IRS requires information reporting and backup withholding at a rate of 31% on specific payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from information reporting and backup withholding on dividends paid prior to January 1, 2001 to an address outside the U.S. For dividends paid after December 31, 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status under applicable Treasury regulations may be subject to information reporting and backup withholding at a rate of 31% on payments of dividends.

      With respect to the payment of proceeds upon the disposition of common stock, under current law, non-U.S. holders are not subject to backup withholding and will generally not be subject to information reporting but may be required to comply with certification or identification requirements to prove their exemption.

      Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances, including upon their disposition of common stock.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

                                  UNDERWRITING

      Vishay intends to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Needham & Company, Inc. are acting as the U.S. underwriters. Subject to the terms and conditions described in a U.S. purchase agreement among Vishay, the selling stockholders and the U.S. underwriters, and concurrently with the sale of 1,100,000 shares to the international managers, Vishay and the selling stockholders have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from Vishay and the selling stockholders, the number of shares listed opposite their names below.

                                                                       Number of
          U.S. Underwriter                                              Shares
          ----------------                                             ---------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated............................................ 2,350,000
     Bear, Stearns & Co. Inc. ........................................ 1,010,500
     Donaldson, Lufkin & Jenrette Securities Corporation.............. 1,010,500
     Needham & Company, Inc...........................................   329,000
                                                                       ---------
          Total....................................................... 4,700,000
                                                                       =========

      Vishay and the selling stockholders have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada. Merrill Lynch International, Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette International and Needham & Company, Inc. are acting as the international managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 4,700,000 shares to the U.S. underwriters pursuant to the U.S. purchase agreement, Vishay and the selling stockholders have agreed to sell to the international managers, and the international managers severally have agreed to purchase 1,100,000 shares from Vishay and the selling stockholders. The public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

      The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

      Vishay and the selling stockholders have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The U.S. underwriters have advised Vishay and the selling stockholders that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.65 per share. The U.S. underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to Vishay and the selling stockholders. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                          Per Share Without Option With Option
                                          --------- -------------- -----------
Public offering price....................  $73.50    $426,300,000  $490,245,000
Underwriting discount....................   $2.75     $15,950,000   $18,342,500
Proceeds, before expenses, to Vishay.....  $70.75    $389,125,000  $450,677,500
Proceeds to the selling stockholders.....  $70.75     $21,225,000   $21,225,000

      The expenses of the offering, not including the underwriting discount, are estimated at $600,000 and are payable by Vishay.

Over-allotment Option

      Vishay has granted options to the U.S. underwriters to purchase up to 705,000 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the U.S. underwriters exercise these options, each will be obligated, subject to conditions contained in the U.S. purchase agreement, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.

      Vishay has also granted options to the international managers, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 165,000 additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.

Intersyndicate Agreement

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

No Sales of Similar Securities

      Vishay and the selling stockholders and its executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, Vishay and these other individuals have agreed not to directly or indirectly:

    .  offer, pledge, sell or contract to sell any common stock,

    .  sell any option or contract to purchase any common stock,

    .  purchase any option or contract to sell any common stock,

    .  grant any option, right or warrant for the sale of any common stock,

    .  lend or otherwise dispose of or transfer any common stock,

    . request or demand that Vishay file a registration statement related to the common stock, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

      The shares are listed on the New York Stock Exchange under the symbol
"VSH."

Price Stabilization and Short Positions

      Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing Vishay's common stock. However, the U.S. underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the U.S. underwriters may reduce that short position by purchasing shares in the open market. The U.S. underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      Neither Vishay nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Vishay nor any of the underwriters makes any representation that the U.S. underwriters or the international managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                          NOTICE TO CANADIAN INVESTORS

      This offering in Canada is being made solely in the Province of Ontario.

Resale Restrictions

      The distribution of the shares of Vishay's common stock in Canada is being made on a private placement basis. Accordingly, any resale of such shares must be made in accordance with an exemption from the registration and prospectus requirements of applicable securities laws, which vary depending on the province. Purchasers of the shares of Vishay's common stock are advised to seek legal advice prior to any resale of such shares.

Representations by Purchasers

      Confirmations of the acceptance of offers to purchase the shares of Vishay's common stock will be sent to purchasers in Canada who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser who receives a purchase confirmation will, by the purchaser's receipt thereof, be deemed to represent to Vishay, the selling stockholders, and the dealer from whom such purchase confirmation is received that such purchaser is entitled under applicable provincial securities laws to purchase such shares of Vishay's common stock without the benefit of a prospectus qualified under such securities laws.

Enforcement of Legal Rights

      Ontario. The shares of Vishay's common stock being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario) [now Ontario Securities Commission Rule 45-501]. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

      All of Vishay's directors and officers, the selling stockholders, and the experts named in this prospectus supplement may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon Vishay or such persons. All or a substantial portion of Vishay's assets and the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Vishay or such persons in Canada or to enforce a judgment obtained in Canadian courts against Vishay or such persons outside of Canada.

      Securities legislation in Ontario also provides that where an offering memorandum contains a misrepresentation, a purchaser who purchases a security offered by the offering memorandum during the period of distribution shall be deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase and such purchaser shall have a right of action for damages or rescission against the issuer on whose behalf the distribution was made.

      The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law and are intended to correspond to the provisions of the relevant securities legislation and are subject to the limitation periods and defenses contained therein.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for Vishay by Avi D. Eden, Esq., General Counsel of Vishay, and for Vishay and for the selling stockholders by Kramer Levin Naftalis & Frankel LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Brown & Wood llp, New York, New York.

                          Vishay Intertechnology, Inc.

                       Consolidated Financial Statements

                 Years ended December 31, 1999, 1998, and 1997

                                    Contents

Report of Independent Auditors.............................................. F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets................................................. F-3

Consolidated Statements of Operations....................................... F-4

Consolidated Statements of Cash Flows....................................... F-5

Consolidated Statements of Stockholders' Equity............................. F-6

Notes to Consolidated Financial Statements.................................. F-7

                         Report of Independent Auditors

Board of Directors and Stockholders
Vishay Intertechnology, Inc.

   We have audited the accompanying consolidated balance sheets of Vishay Intertechnology, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vishay Intertechnology, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 2, 2000, except for
 Note 17, as to which the date
 is March 21, 2000

                          Vishay Intertechnology, Inc.

                          Consolidated Balance Sheets
               (In thousands, except per share and share amounts)

                                                            December 31
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
                       ASSETS
                       ------
Current assets:
 Cash and cash equivalents........................... $   105,193  $   113,729
 Accounts receivable, less allowances of $9,495 and
  $9,758.............................................     320,978      276,270
Inventories:
 Finished goods......................................     144,645      196,551
 Work in process.....................................     131,951      136,393
 Raw materials.......................................     121,704      113,194
Deferred income taxes................................      35,119       53,389
Prepaid expenses and other current assets............      67,159       67,045
                                                      -----------  -----------
   Total current assets..............................     926,749      956,571
Property and equipment--at cost:
  Land...............................................      51,453       59,146
  Buildings and improvements.........................     261,528      270,095
  Machinery and equipment............................   1,073,556    1,039,050
  Construction in progress...........................      61,881       69,534
                                                      -----------  -----------
                                                        1,448,418    1,437,825
  Less allowances for depreciation...................    (517,873)    (440,758)
                                                      -----------  -----------
                                                          930,545      997,067
Goodwill.............................................     399,970      432,558
Other assets.........................................      66,517       76,548
                                                      -----------  -----------
                                                      $ 2,323,781  $ 2,462,744
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Current liabilities:
 Notes payable to banks.............................. $    26,790  $    20,253
 Trade accounts payable..............................     101,613       92,656
 Payroll and related expenses........................      77,209       70,490
 Other accrued expenses..............................     107,724      111,420
 Income taxes........................................      27,418       17,425
 Current portion of long-term debt...................       4,445        4,544
                                                      -----------  -----------
   Total current liabilities.........................     345,199      316,788
Long-term debt--less current portion.................     656,943      814,838
Deferred income taxes................................      62,712       68,933
Deferred income......................................      50,462       59,264
Minority interest....................................      61,637       51,858
Other liabilities....................................      24,715       25,174
Accrued pension costs................................     108,521      123,370
Stockholders' equity:
 Preferred Stock, par value $1.00 a share:
  Authorized--1,000,000 shares;
  none issued........................................
 Common Stock, par value $.10 a share: Authorized--
  150,000,000 and 75,000,000 shares; 74,312,309 and
  74,184,370 shares outstanding after deducting
  17,116 and 21,489 shares in treasury...............       7,431        7,419
 Class B convertible Common Stock, par value $.10 a
  share: Authorized--20,000,000 and 15,000,000
  shares; 10,369,932 and 10,402,068 shares
  outstanding after deducting 186,302 and 187,096
  shares in treasury.................................       1,038        1,041
 Capital in excess of par value......................     989,627      988,635
 Retained earnings...................................      97,591       14,354
 Unearned compensation...............................      (1,086)      (1,131)
 Accumulated other comprehensive loss................     (81,009)      (7,799)
                                                      -----------  -----------
                                                        1,013,592    1,002,519
                                                      -----------  -----------
                                                      $ 2,323,781  $ 2,462,744
                                                      ===========  ===========

                            See accompanying notes.

                          Vishay Intertechnology, Inc.

                     Consolidated Statements of Operations
               (In thousands, except per share and share amounts)

                                              Year ended December 31
                                        -------------------------------------
                                           1999         1998         1997
                                        -----------  -----------  -----------
Net sales.............................. $ 1,760,091  $ 1,572,745  $ 1,125,219
Costs of products sold.................   1,299,705    1,189,107      858,020
                                        -----------  -----------  -----------
Gross profit...........................     460,386      383,638      267,199
Selling, general, and administrative
 expenses..............................     254,282      234,840      136,876
Amortization of goodwill...............      12,360       12,272        7,218
Unusual items..........................         --        29,301       14,503
Purchased research and development.....         --        13,300          --
                                        -----------  -----------  -----------
                                            193,744       93,925      108,602
Other income (expense):
  Interest expense.....................     (53,296)     (49,038)     (18,819)
  Other................................      (5,737)      (2,241)        (222)
                                        -----------  -----------  -----------
                                            (59,033)     (51,279)     (19,041)
                                        -----------  -----------  -----------
Earnings before income taxes and
 minority interest.....................     134,711       42,646       89,561
Income taxes...........................      36,940       30,624       34,167
Minority interest......................      14,534        3,810        2,092
                                        -----------  -----------  -----------
Net earnings........................... $    83,237  $     8,212  $    53,302
                                        ===========  ===========  ===========
Basic earnings per share............... $      0.99  $      0.10  $      0.63
                                        ===========  ===========  ===========
Diluted earnings per share............. $      0.97  $      0.10  $      0.63
                                        ===========  ===========  ===========
Weighted average shares outstanding--
 basic.................................  84,452,000   84,443,000   84,418,000
Weighted average shares outstanding--
 diluted...............................  85,488,000   84,531,000   84,603,000


                            See accompanying notes.

                          Vishay Intertechnology, Inc.

                     Consolidated Statements of Cash Flows
                                 (In thousands)

                                                 Year ended December 31
                                              -------------------------------
                                                1999       1998       1997
                                              ---------  ---------  ---------
Operating activities
Net earnings................................. $  83,237  $   8,212  $  53,302
Adjustments to reconcile net earnings to net
 cash provided by operating activities:
  Depreciation and amortization..............   139,676    127,947     81,874
  Loss on sale of subsidiary.................    10,073        --         --
  Loss on disposal of property and
   equipment.................................     1,146        712      1,245
  Minority interest in net earnings of
   consolidated subsidiaries.................    14,534      3,810      2,092
  Purchased research and development.........       --      13,300        --
  Asset impairment losses....................       --      23,057        --
  Loss on forward exchange contract..........       --      (5,295)     5,295
Changes in operating assets and liabilities,
 net of effects of businesses acquired or
 sold:
  Accounts receivable........................   (73,678)    13,827    (23,339)
  Inventories................................    24,988     13,304     19,501
  Prepaid expenses and other current assets..    14,317    (23,206)    20,496
  Accounts payable...........................    15,997      1,575      6,882
  Other current liabilities..................    24,414    (25,842)     5,897
  Other......................................   (14,895)    18,049      3,913
                                              ---------  ---------  ---------
    Net cash provided by operating
     activities..............................   239,809    169,450    177,158

Investing activities
Purchases of property and equipment..........  (119,638)  (151,682)   (78,074)
Purchases of businesses, net of cash
 acquired....................................       --    (423,031)  (122,468)
Proceeds from sale of subsidiary.............     9,118        --         --
Proceeds from sale of property and
 equipment...................................     7,934     11,650        959
                                              ---------  ---------  ---------
Net cash used in investing activities........  (102,586)  (563,063)  (199,583)

Financing activities
Proceeds from long-term borrowings...........       197      5,030      4,100
Principal payments on long-term debt.........    (4,481)    (7,068)   (82,076)
Net (payments) proceeds on revolving credit
 lines.......................................  (143,496)   462,214    155,729
Net changes in short-term borrowings.........     6,752     (9,768)   (17,152)
                                              ---------  ---------  ---------
Net cash (used in) provided by financing
 activities..................................  (141,028)   450,408     60,601
Effect of exchange rate changes on cash......    (4,731)     1,671     (3,858)
                                              ---------  ---------  ---------
(Decrease) increase in cash and cash
 equivalents.................................    (8,536)    58,466     34,318
Cash and cash equivalents at beginning of
 year........................................   113,729     55,263     20,945
                                              ---------  ---------  ---------
Cash and cash equivalents at end of year..... $ 105,193  $ 113,729  $  55,263
                                              =========  =========  =========

                            See accompanying notes.

                          Vishay Intertechnology, Inc.

                Consolidated Statements of Stockholders' Equity
                      (In thousands, except share amounts)

                                   Class B                                      Accumulated
                                 Convertible Capital in                            Other         Total
                          Common   Common    Excess of  Retained    Unearned   Comprehensive Stockholders'
                          Stock     Stock       Par     Earnings  Compensation Income (Loss)    Equity
                          ------ ----------- ---------- --------  ------------ ------------- -------------
Balance at December 31,
 1996...................  $6,717   $  945     $824,416  $107,762    $   (370)    $   5,760    $  945,230
Net earnings............     --       --           --     53,302         --            --         53,302
Foreign currency
 translation
 adjustment.............     --       --           --        --          --        (46,693)      (46,693)
Pension liability
 adjustment.............     --       --           --        --          --           (966)         (966)
                                                                                              ----------
Comprehensive income....                                                                           5,643
                                                                                              ----------
Stock issued (35,608
 shares)................       4      --           777       --         (566)          --            215
Stock dividends
 (3,359,615; 472,734
 shares)................     336       47       85,094   (85,477)        --            --            --
Conversions from Class B
 to common (20,641
 shares)................       1       (1)         --        --          --            --            --
Stock appreciation
 rights.................     --       --         8,200       --          --            --          8,200
Tax effects relating to
 stock plan.............     --       --            68       --          --            --             68
Amortization of unearned
 compensation...........     --       --           --        --          292           --            292
                          ------   ------     --------  --------    --------     ---------    ----------
Balance at December 31,
 1997...................   7,058      991      918,555    75,587        (644)      (41,899)      959,648
Net earnings............     --       --           --      8,212         --            --          8,212
Foreign currency
 translation
 adjustment.............     --       --           --        --          --         38,174        38,174
Pension liability
 adjustment.............     --       --           --        --          --         (4,074)       (4,074)
                                                                                              ----------
Comprehensive income....                                                                          42,312
Stock issued (77,776
 shares)................       8      --         1,054       --       (1,062)          --            --
Stock dividends
 (3,350,876; 495,338
 shares)................     353       50       69,042   (69,445)        --            --            --
Conversions from Class B
 to common (13 shares)..     --       --           --        --          --            --            --
Tax effects relating to
 stock plan.............     --       --           (16)      --          --            --            (16)
Amortization of unearned
 compensation...........     --       --           --        --          575           --            575
                          ------   ------     --------  --------    --------     ---------    ----------
Balance at December 31,
 1998...................   7,419    1,041      988,635    14,354      (1,131)       (7,799)    1,002,519
Net earnings............     --       --           --     83,237         --            --         83,237
Foreign currency
 translation
 adjustment.............     --       --           --        --          --        (76,553)      (76,553)
Pension liability
 adjustment.............     --       --           --        --          --          3,343         3,343
                                                                                              ----------
Comprehensive income....                                                                          10,027
                                                                                              ----------
Stock issued (31,007
 shares)................       3      --           505       --         (508)          --            --
Stock options exercised
 (58,546 shares)........       6      --           485       --          --            --            491
Conversions from Class B
 to common (28,137
 shares)................       3       (3)         --        --          --            --            --
Tax effects relating to
 stock plan.............     --       --             2       --          --            --              2
Amortization of unearned
 compensation...........     --       --           --        --          553           --            553
                          ------   ------     --------  --------    --------     ---------    ----------
Balance at December 31,
 1999...................  $7,431   $1,038     $989,627  $ 97,591    $ (1,086)    $ (81,009)   $1,013,592
                          ======   ======     ========  ========    ========     =========    ==========

                            See accompanying notes.

                          Vishay Intertechnology, Inc.

                   Notes to Consolidated Financial Statements

                               December 31, 1999

   Vishay Intertechnology, Inc. is an international manufacturer and supplier of passive electronic components and discrete active electronic components, particularly resistors, capacitors, power MOSFETS, power conversion and motor control integrated circuits, transistors and diodes. Electronic components manufactured by the Company are used in virtually all types of electronic products, including those in the computer, telecommunications, military/aerospace, instrument, automotive, medical, and consumer electronics industries.

1. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of Vishay Intertechnology, Inc. and its majority-owned subsidiaries, after elimination of all significant intercompany transactions, accounts, and profits. The Company's investments in 20% to 50%-owned companies are accounted for on the equity method. Investments in other companies are carried at cost.

 Revenue Recognition

   The Company recognizes revenue when products are shipped to customers. The Company has agreements with distributor customers which, under specified conditions, provide protection against price reductions initiated by the Company and allow for returns of overstocked inventories. The effect of these programs is estimated based on historical experience and provisions are recorded.

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

 Inventories

   Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

 Depreciation

   Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. Depreciation of capital lease assets is included in total depreciation expense. Depreciation expense was $125,847,000, $114,592,000, and $73,329,000 for the years ended December 31,
1999, 1998, and 1997, respectively.

 Construction in Progress

   The estimated cost to complete construction in progress at December 31, 1999 was $28,208,000.

 Goodwill

   Goodwill (excess of purchase price over net assets acquired) is amortized principally over periods ranging from 30-40 years using the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the

                          VISHAY INTERTECHNOLOGY, INC.

business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will determine whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, goodwill will be reduced by the estimated shortfall of discounted cash flows. Accumulated amortization amounted to $57,071,000 and $48,407,000 at December 31, 1999 and 1998,
respectively.

 Cash Equivalents

   For purposes of the Statement of Cash Flows, cash equivalents include demand deposits and all highly liquid investments with maturities of three months or less when purchased.

 Research and Development Expenses

   The amount charged to expense for research and development (exclusive of purchased in-process research and development) aggregated $35,038,000, $28,857,000, and $7,023,000 for the years ended December 31, 1999, 1998, and
1997, respectively. The Company spends additional amounts for the development of machinery and equipment for new processes and for cost reduction measures.

 Grants

   Grants received by certain foreign subsidiaries from foreign governments, primarily in Israel, are recognized as income in accordance with the purpose of the specific contract and in the period in which the related expense is incurred. Grants from the Israeli government recognized as a reduction of costs of products sold were $14,256,000, $13,116,000, and $11,352,000 for the years ended December 31, 1999, 1998, and 1997, respectively. Grants receivable of $10,056,000 and $12,828,000 are included in other current assets at December 31, 1999 and 1998, respectively. Deferred grant income was $50,462,000 and $59,264,000 at December 31, 1999 and 1998, respectively. The grants are subject to certain conditions, including maintaining specified levels of employment for periods up to ten years. Noncompliance with such conditions could result in the repayment of grants. However, management expects that the Company will comply with all terms and conditions of the grants.

 Minority Interest

   Minority interest represents the ownership interests of third parties in the net assets and results of operations of certain consolidated subsidiaries.

 Share and Per Share Amounts

   On June 22, 1999, the Company effected a five-for-four split of the outstanding shares of Common Stock and Class B Common Stock. Accordingly, all share and per share amounts shown in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the stock split.

   Earnings per share amounts for all periods presented also reflect 5% stock dividends paid on June 11, 1998 and June 9, 1997.

 Stock-Based Compensation

   Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), encourages entities to record compensation expense for stock-based employee compensation

                          VISHAY INTERTECHNOLOGY, INC.

plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company accounts for stock-based compensation in accordance with APB 25. Note 10 presents pro forma results of operations as if SFAS 123 had been used to account for stock-based compensation plans.

 Derivative Financial Instruments

   The Company uses interest rate swap agreements for purposes other than trading and treats such agreements as off-balance-sheet items. Interest rate swap agreements are used by the Company to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to market rate fluctuations. The interest rate swap agreements are designated as hedges, and effectiveness is determined by matching the principal balances and terms with each specific obligation. Such an agreement involves the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accounted for on the accrual method of accounting. The related amount payable to or receivable from counterparties is included as an adjustment to interest expense and to accrued interest in other accrued expenses. Gains and losses upon terminations of interest rate swap agreements are deferred as an adjustment to interest expense related to the obligations over the term of the original contract lives of the terminated swap agreements. In the event of early extinguishment of an obligation, any realized or unrealized gain or loss from the swap is recognized in income at the time of extinguishment.

   Foreign currency forward exchange contracts are used to manage the effect of exchange rate changes on actual cash flows from certain foreign currency denominated transactions. Foreign currency forward exchange contracts designated as effective hedges of firm commitments are treated as hedges for accounting purposes. Gains and losses are deferred and recognized in income when the hedged transaction occurs.

 Accounting Pronouncements Pending Adoption

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires entities to record all derivative instruments on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, based on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized in earnings. The Company is required to adopt SFAS 133, as amended, effective January 1, 2001. Based on current derivative usage and hedging activities, the Company does not expect the adoption of SFAS 133 to have a material impact on its future earnings or financial position.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Company's revenue recognition policy is in compliance with the provisions of SAB 101 and that SAB 101 will have no material effect on the financial position or results of operations of the Company.

 Commitments and Contingencies

   Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability

                          VISHAY INTERTECHNOLOGY, INC.

has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. The costs for a specific cleanup site are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments for that site are fixed or reliably determinable generally based upon information derived from the remediation plan for that site. Recoveries from third parties which are probable of realization and can be reasonably estimated are separately recorded, and are not offset against the related environmental liability.

 Reclassifications

   Certain prior-year amounts have been reclassified to conform to the current financial statement presentation.

2. Acquisitions

   On March 2, 1998, the Company purchased 80.4% of Siliconix Incorporated (NASDAQ:SILI) and 100% of TEMIC Semiconductor GmbH (collectively, "TEMIC") for a total of $549,889,000 in cash. TEMIC is a producer of discrete active electronic components with manufacturing facilities in the United States, the Far East, Germany, and Austria. On March 4, 1998, the Company sold the Integrated Circuits division of TEMIC to Atmel Incorporated for a total of $105,755,000 in cash.

   The purchase of TEMIC was funded from the Company's $1.1 billion revolving credit facilities made available to Vishay on March 2, 1998.

   The TEMIC acquisition was accounted for under the purchase method of accounting. Under purchase accounting, the assets and liabilities of TEMIC were required to be adjusted from historical amounts to their estimated fair values.

   Management estimated that $13,300,000 of the TEMIC purchase price represented purchased in-process technology that had not reached technological feasibility and had no alternative future use. Accordingly, this amount was expensed with no tax benefit upon consummation of the acquisition. The value assigned to purchased in-process technology was determined by identifying research projects in areas for which technological feasibility had not been established. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology.

   In connection with the TEMIC acquisition, the Company recorded restructuring liabilities of $30,471,000 in connection with an exit plan that management began to formulate prior to the acquisition date. Approximately $25,197,000 of these liabilities related to employee termination costs covering 498 technical, production, administrative and support employees located in the United States, Europe, and the Pacific Rim. The remaining $5,274,000 related to provisions for contract cancellations and other costs. As of December 31, 1999, 364 employees had been terminated and $20,203,000 of the termination costs were paid. Additionally, $3,302,000 of contract cancellation charges and other costs were paid.

   The results of operations of TEMIC have been included in the Company's results from March 1, 1998. Excess of cost over the fair value of assets acquired ($154,866,000) is being amortized principally over periods ranging from 30-40 years using the straight-line method.

   In July 1997, the Company purchased 65% of the common stock of Lite-On Power Semiconductor Corporation ("LPSC"), a Taiwan company, for $130,000,000 in cash and stock appreciation rights with a fair

                          VISHAY INTERTECHNOLOGY, INC.

value at the time of issuance of $8,200,000. LPSC is a producer of discrete active electronic components with manufacturing facilities in Taiwan, China and the United States. LPSC owns 40.2% of Diodes, Inc. (AMEX:DIO). The Company utilized existing credit facilities to finance the cash portion of the purchase price. The acquisition was accounted for under the purchase method of accounting.

   The results of operations of LPSC have been included in the Company's results from July 1, 1997. Excess of cost over the fair value of net assets acquired ($110,978,000) is being amortized on a straight-line method over an estimated useful life of forty years.

   Had the TEMIC and LPSC acquisitions been made at the beginning of 1998 and 1997, the Company's pro forma unaudited results would have been (in thousands, except per share amounts):

                                                        Year ended December 31
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
      Net sales........................................ $ 1,655,197 $ 1,723,818
      Net earnings.....................................       6,528      41,394
      Basic and diluted earnings per share.............        0.08        0.49

   The pro forma results include adjustments for interest expense that would have been incurred to finance the acquisitions, additional depreciation based on the fair value of property, plant, and equipment acquired, writeoff of purchased in-process research and development, amortization of goodwill, and related tax effects.

   The unaudited pro forma results are not necessarily indicative of the results that would have been attained had the acquisitions occurred at the beginning of the periods presented.

3. Unusual Items

   Unusual items in 1998 consisted of the following components (in thousands):

      Impairment losses:
        China.......................................................... $19,556
        Nikkohm........................................................   3,501
      Restructuring of European operations.............................   5,944
      Closing of two U.S. sales offices................................     300
                                                                        -------
                                                                        $29,301
                                                                        =======

   In May 1996, the Company signed letters of intent with the China National Non-Ferrous Metals Industry Corporation Nanchang Branch (the "CNNC") and United Development, Inc. to enter into joint ventures to mine, process and refine tantalum at a site in China and to build a plant in China to manufacture dipped radial and chip tantalum capacitors. Management viewed this as a strategic investment as it would provide the Company with a presence in the Far East, another source of low-cost labor, and a stable, low-cost supply of tantalum. Through March 31, 1998, the Company continued to negotiate the terms of the joint ventures with the CNNC and to conduct feasibility tests on the mine. As of March 31, 1998, the Company had removed from existing production lines and packaged for shipment to China $18.9 million of equipment to be used in the manufacture of dipped radial and chip tantalum capacitors at the proposed plant. In addition, the Company had deferred $1.7 million in consulting costs incurred in evaluating the potential joint venture. During fiscal 1998, several events occurred which led to the eventual abandonment of the projects in China. First, the CNNC was disbanded by the Chinese government and replaced by a smaller organization with much less control over the various potential Chinese partners in the joint ventures. The individual Chinese partners, no longer under the

                          VISHAY INTERTECHNOLOGY, INC.

central control of the CNNC, began demanding renegotiations of the joint venture agreements in ways that were unacceptable to the Company. Second, the Asian economy experienced a significant downturn and demand for the Company's tantalum capacitors dropped significantly. The reduction in demand for the Company's tantalum capacitors made the building of a large factory financially impractical. Instead, the Company downsized its plans and opened a small finishing plant for tantalum capacitors in one of the Company's existing Shanghai facilities that it had acquired in 1997. Third, suppliers of tantalum outside of China were forced to lower prices due to a significant increase in supply primarily due to competition from Chinese suppliers. Fourth, in 1997 and 1998, Vishay acquired two companies that had established facilities in China with approximately 2,000 employees in five factories. These factories served to establish Vishay as a major components manufacturer in China without additional investment by the Company. During the fourth quarter of fiscal 1998, management evaluated the proposed joint ventures and concluded that, due to the factors described above, the Company would discontinue negotiations and abandon the proposed joint ventures. Management concluded that the $18.9 million of equipment had a net realizable value of $1 million and that the $1.7 million of deferred costs were not recoverable and in accordance with the Company's accounting policy, recorded an impairment loss of $19.6 million.

   In March 1995, the Company acquired a 49% interest in Nikkohm, a Japanese manufacturer and distributor of passive electronic components. The Company's investment in Nikkohm totaled $4 million. Like the proposed Chinese joint ventures, management considered its investment in Nikkohm strategic because it provided the Company with an entry into certain Far East markets. Following the acquisition of its interest, Vishay worked with the management of Nikkohm to build Nikkohm's business and improve its profitability. Through December 31, 1997, the Company recognized a cumulative loss on its investment in Nikkohm of $499,800 (1995--$304,000; 1996--$141,800; 1997--$54,000). Management had been encouraged by Nikkohm's trend in earnings and had proposed certain marketing programs intended to further improve operating results. However, Nikkohm's results of operations began to deteriorate in fiscal 1998 due to a decrease in demand for the Company's products, particularly thin film resistors, and a downturn in the Asian economy. In addition, a significant member of Nikkohm's management resigned due to health concerns. Also, the Company's acquisitions in 1997 and 1998 had established Vishay as a major electronics components manufacturer in the Far East. During the fourth quarter of fiscal 1998, management evaluated these recent developments and concluded that the carrying amount of the investment in Nikkohm was not recoverable and in accordance with the Company's accounting policy, recorded an impairment loss of $3.5 million.

   Restructuring of European operations includes $5,694,000 of employee termination costs covering approximately 182 technical, production, administrative and support employees located in Germany and the United Kingdom. The remaining $250,000 relates to lease buyout expense associated with the closing of a facility in the United Kingdom. At December 31, 1998, approximately 15 employees had been terminated and $471,000 of termination costs were paid. During the year ended December 31, 1999, the Company terminated the remainder of the employees and paid related termination costs of $4,899,000. At December 31, 1999, the 1998 European operations restructuring plan was completed.

   The remaining $300,000 of restructuring expense consists of employee termination costs of $130,000 and lease buyout and other expenses of $170,000 relating to the closing of two U.S. sales offices. During the year ended December 31, 1999, these sales offices were closed and the restructuring costs were paid.

   Unusual items expense of $14,503,000 in 1997 consisted of restructuring expense of $12,605,000 and a settlement with the United States Government in the amount of $1,898,000 representing reimbursements for overcharges relating to military products produced prior to 1993 at one of the Company's U.S. subsidiaries.

   Restructuring expense of $12,605,000 in 1997 resulted from a downsizing of the Company's European operations. Approximately $10,357,000 of this expense related to employee termination costs covering 324

                         VISHAY INTERTECHNOLOGY, INC.

technical, production, administrative, and support employees located in Germany and France. Approximately $623,000 of the restructuring expense related to facility closure costs in France. The remaining $1,625,000 related to additional payments to certain employees laid off in the last half of fiscal 1996 in connection with Vishay's fiscal 1996 restructuring program. The payments were a result of a judgment rendered by a French court against a subsidiary of the Company. The court ruled that these employees were due additional payments under France's mandated social plan. At December 31, 1998, approximately 173 employees had been terminated and $6,158,000 of termination costs were paid. During the year ended December 31, 1999, the Company terminated an additional 143 employees and paid related termination costs of $4,097,000. At December 31, 1999, the 1997 European operations restructuring plan was completed.

4. Income Taxes

   Earnings before income taxes and minority interest consists of the following components (in thousands):

                                                       Year ended December 31
                                                     ---------------------------
                                                       1999     1998      1997
                                                     -------- ---------  -------
   Domestic......................................... $ 26,717 $ (45,334) $45,832
   Foreign..........................................  107,994    87,980   43,729
                                                     -------- ---------  -------
                                                     $134,711 $  42,646  $89,561
                                                     ======== =========  =======

   Significant components of income taxes are as follows (in thousands):

                                                        Year ended December 31
                                                        ------------------------
                                                         1999    1998     1997
                                                        ------- -------  -------
   Current:
     U.S. Federal...................................... $ 1,685 $ 1,590  $20,296
     Foreign...........................................   6,810  12,370    6,494
     State.............................................     728     987    2,103
                                                        ------- -------  -------
                                                          9,223  14,947   28,893
   Deferred:
     U.S. Federal......................................  21,957     (44)   1,476
     Foreign...........................................   5,333  15,708    3,547
     State.............................................     427      13      251
                                                        ------- -------  -------
                                                         27,717  15,677    5,274
                                                        ------- -------  -------
                                                        $36,940 $30,624  $34,167
                                                        ======= =======  =======

                          VISHAY INTERTECHNOLOGY, INC.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                December 31
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
   Deferred tax assets:
     Pension and other retiree obligations.................. $ 26,447  $ 27,839
     Net operating loss carryforwards.......................   84,387   109,545
     Tax credit carryforwards...............................    8,236     8,535
     Restructuring reserves.................................    4,981     7,937
     Other accruals and reserves............................   32,385    40,643
                                                             --------  --------
   Total deferred tax assets................................  156,436   194,499
     Less: Valuation allowance..............................  (47,648)  (59,329)
                                                             --------  --------
   Net deferred tax assets..................................  108,788   135,170
   Deferred tax liabilities:................................
     Tax over book depreciation.............................   86,497    99,890
     Other--net.............................................   14,641    11,645
                                                             --------  --------
   Total deferred tax liabilities...........................  101,138   111,535
                                                             --------  --------
   Net deferred tax assets.................................. $  7,650  $ 23,635
                                                             ========  ========

   A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax expense is as follows (in thousands):

                                                   Year ended December 31
                                                  ---------------------------
                                                    1999     1998      1997
                                                  --------  -------  --------
   Tax at statutory rate......................... $ 47,149  $14,926  $ 31,346
   State income taxes, net of U.S. federal tax
    benefit......................................      606      649     1,619
   Effect of foreign operations..................  (13,717)  (1,561)  (11,059)
   Benefit of net operating loss carryforwards...      --       --       (207)
   Provision for estimated tax uncertainties.....      --       --     10,000
   Increase in valuation allowance for foreign
    net operating loss carryforwards.............      --    10,000       --
   Purchased research and development expense....      --     4,655       --
   Other.........................................    2,902    1,955     2,468
                                                  --------  -------  --------
                                                  $ 36,940  $30,624  $ 34,167
                                                  ========  =======  ========

   At December 31, 1999, the Company had the following net operating loss carryforwards for tax purposes (in thousands):

                                                                    Expires
                                                               -----------------
   U.S. Federal....................................... $36,794        2018--2019
   Germany............................................ 131,218     No expiration
   France.............................................   6,957 2004 to unlimited
   Portugal...........................................   6,439        2001--2004

   Approximately $59,480,000 of the carryforward in Germany resulted from the Company's acquisition of Roederstein, GmbH in 1993. Valuation allowances of $45,698,000 and $57,054,000 have been recorded at

                          VISHAY INTERTECHNOLOGY, INC.

December 31, 1999 and 1998, respectively, for deferred tax assets related to foreign net operating loss carryforwards. In 1999 and 1998, respectively, tax benefits recognized through reductions of the valuation allowance had the effect of reducing goodwill of acquired companies by $454,000 and $446,000. If additional tax benefits are recognized in the future through further reduction of the valuation allowance, $21,360,000 of such benefits will reduce goodwill.

   At December 31, 1999, no provision had been made for U.S. federal and state income taxes on approximately $423,748,000 of foreign earnings which are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

   Income taxes paid were $5,463,000, $36,488,000 and $24,879,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

5. Long-Term Debt

   Long-term debt consisted of the following (in thousands):

                                                                 December 31
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
   Multicurrency Revolving Credit Loans...................... $635,215 $777,400
   Other Debt and Capital Lease Obligations..................   26,173   41,982
                                                              -------- --------
                                                               661,388  819,382
   Less current portion......................................    4,445    4,544
                                                              -------- --------
                                                              $656,943 $814,838
                                                              ======== ========

   At December 31, 1998, two facilities were available under the Company's amended and restated loan agreements with a group of banks: an $825,000,000 five-year multicurrency revolving credit and swing line facility (interest 5.87% at December 31, 1998); and a $275,000,000 364-day multicurrency revolving credit facility.

   On June 1, 1999, the Company amended the two credit facilities. The $825,000,000 long-term facility matures on March 2, 2003, subject to Vishay's right to request year-to-year renewals. The short-term facility now provides for a $100,000,000 364-day facility, which is available on a revolving basis until May 30, 2000. Interest on the two facilities is payable at prime or other interest rate options. The Company is required to pay facility fees on the two facilities. As of December 31, 1999, the Company had $635,215,000 outstanding under the long-term revolving credit facility (interest 7.52%, 7.10% after giving effect to interest rate swaps).

   Borrowings under the loan agreements are secured by pledges of stock in certain significant subsidiaries and indirect subsidiaries of Vishay and certain guaranties by the significant subsidiaries. The credit facilities restrict the Company from paying cash dividends and require the Company to comply with other covenants, including the maintenance of specific financial ratios.

   Other debt and capital lease obligations include borrowings under short-term credit lines of $3,410,000 and $10,470,000 at December 31, 1999 and 1998,
respectively, which are classified as long-term based on the Company's intention and ability to refinance the obligations on a long-term basis.

                          VISHAY INTERTECHNOLOGY, INC.

   Aggregate annual maturities of long-term debt, are as follows: 2000-- $4,445,000; 2001--$15,627,000; 2002--$1,518,000; 2003--$635,811,000; 2004--
$569,000; thereafter--$3,418,000.

   At December 31, 1999, the Company had committed and uncommitted short-term credit lines with various U.S. and foreign banks aggregating $134,767,000, of which $104,567,000 was unused. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1999 and 1998 was 7.07% and 6.11%, respectively.

   Interest paid was $53,605,000, $48,105,000, and $18,699,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

6. Stockholders' Equity

   On May 20, 1999, the Company's shareholders approved an increase in the authorized number of shares of Common Stock, $.10 par value, from 75,000,000 shares to 150,000,000 shares and an increase in the authorized number of shares of Class B Common Stock, $.10 par value, from 15,000,000 shares to 20,000,000 shares.

   The Company's Class B Common Stock carries ten votes per share while the Common Stock carries one vote per share. Class B shares are transferable only to certain permitted transferees while the Common Stock is freely transferable. Class B shares are convertible on a one-for-one basis at any time to shares of Common Stock.

   In connection with the acquisition of LPSC (see Notes 2 and 17), the Company issued stock appreciation rights (SARs) to the former owners of LPSC. The SARs represent the right to receive in stock the increase in value on the equivalent of 2,133,000 shares of the Company's stock above $17.52 per share. The SARs may be exercised at any time prior to July 17, 2007 at the option of the former owners of LPSC. The Company may force redemption of the SARs if the Company's stock trades above the "Strike Price" ($39.64 per share effective July 17, 1999). The Strike Price increases by 10% each year. The fair value of the SARs as of July 17, 1997 was determined to be $8,200,000 using the binomial option pricing model.

   Unearned compensation relating to Common Stock issued under employee stock plans is being amortized over periods ranging from three to five years. At December 31, 1999, 203,418 shares were available for issuance under stock plans.

7. Other Income (Expense)

   Other income (expense) consists of the following (in thousands):

                                                       Year ended December 31
                                                       ------------------------
                                                        1999     1998     1997
                                                       -------  -------  ------
   Foreign exchange gains............................. $    86  $   495  $3,657
   Loss on forward exchange contract..................     --    (6,269) (5,295)
   Investment income..................................   3,968    4,687   2,353
   Equity in net income of affiliates.................   2,195    1,084   1,090
   Loss on sale of fixed assets.......................  (1,179)    (712) (1,245)
   Loss on sale of subsidiary......................... (10,073)     --      --
   Other..............................................    (734)  (1,526)   (782)
                                                       -------  -------  ------
                                                       $(5,737) $(2,241)  $(222)
                                                       =======  =======  ======

                          VISHAY INTERTECHNOLOGY, INC.

   On March 26, 1999, the Company sold Nicolitch, S.A., its French manufacturer of printed circuit boards, to Leonische Drahtwerke AG. In connection with the sale, the Company received proceeds of approximately $9,118,000 and recorded a noncash pretax loss of $10,073,000.

   In connection with the Company's acquisition of TEMIC, the Company entered into a forward exchange contract in December 1997. This contract was intended to protect against the impact of fluctuations in the exchange rate between the U.S. Dollar and the Deutsche Mark, since the purchase price was denominated in Deutsche Marks and payable in U.S. Dollars. At December 31, 1997, the Company had an unrealized loss on this contract of $5,295,000, which resulted from marking the contract to market value. On March 2, 1998, the forward exchange contract was settled and the Company recognized an additional loss of $6,269,000.

8. Other Comprehensive Income

   The income tax effects allocated to and the cumulative balance of each component of other comprehensive income (loss) are as follows (in thousands):

                                    Before-                 Net-of-
                         Beginning    Tax     Tax (Benefit)   Tax      Ending
                          Balance    Amount      Expense     Amount   Balance
                         ---------  --------  ------------- --------  --------
December 31, 1999
Pension liability
 adjustment............. $ (8,386)  $  6,173    $  2,830    $  3,343  $ (5,043)
Currency translation
 adjustment.............      587    (76,553)        --      (76,553)  (75,966)
                         --------   --------    --------    --------  --------
                          $(7,799)  $(70,380)   $  2,830    $(73,210) $(81,009)
                         ========   ========    ========    ========  ========
December 31, 1998
Pension liability
 adjustment............. $ (4,312)  $ (7,338)   $ (3,264)   $ (4,074) $ (8,386)
Currency translation
 adjustment.............  (37,587)    38,174         --       38,174       587
                         --------   --------    --------    --------  --------
                         $(41,899)  $ 30,836     $(3,264)   $ 34,100   $(7,799)
                         ========   ========    ========    ========  ========
December 31, 1997
Pension liability
 adjustment............. $ (3,346)  $ (2,714)   $ (1,748)     $ (966) $ (4,312)
Currency translation
 adjustment.............    9,106    (46,693)        --      (46,693)  (37,587)
                         --------   --------    --------    --------  --------
                         $  5,760   $(49,407)    $(1,748)   $(47,659) $(41,899)
                         ========   ========    ========    ========  ========

                          VISHAY INTERTECHNOLOGY, INC.

9. Pensions and Other Postretirement Benefits

   The Company maintains several defined benefit pension and nonpension postretirement plans which cover substantially all full-time U.S. employees. The following table sets forth a reconciliation of the benefit obligation, plan assets, and accrued benefit cost related to these plans (in thousands):

                                       Pension Benefits       Other Benefits
                                     ----------------------  ------------------
                                        1999        1998       1999      1998
                                     ----------  ----------  --------  --------
Change in benefit obligation:
  Benefit obligation at beginning
   of year.........................  $  110,965  $   98,991  $  7,977  $  7,796
  Service cost.....................       3,296       3,828       264       287
  Interest cost....................       6,981       6,726       496       494
  Employee contributions...........       1,959       1,782       --        --
  Actuarial losses (gains).........     (11,690)      7,057      (849)      (94)
  Benefits paid....................      (7,064)     (7,419)     (557)     (506)
                                     ----------  ----------  --------  --------
Benefit obligation at end of year..  $  104,447  $  110,965  $  7,331  $  7,977
                                     ==========  ==========  ========  ========
Change in plan assets:
  Fair value of plan assets at
   beginning of year...............  $   95,534  $   98,388
  Actual return on plan assets.....       6,837         706
  Company contributions............       2,174       2,077
  Plan participants'
   contributions...................       1,959       1,782
  Benefits paid....................      (7,064)     (7,419)
                                     ----------  ----------
Fair value of plan assets at end of
 year..............................  $   99,440  $   95,534
                                     ==========  ==========
Funded status......................  $   (5,007) $  (15,431) $ (7,331) $ (7,977)
Unrecognized net actuarial loss
 (gain)............................       4,455      15,184      (308)      547
Unrecognized transition obligation
 (asset)...........................         (83)         27     2,779     2,993
Unamortized prior service cost.....          75         173       248       279
                                     ----------  ----------  --------  --------
Net amount recognized..............  $     (560) $      (47) $ (4,612) $ (4,158)
                                     ==========  ==========  ========  ========
Amounts recognized in the
 consolidated balance
 sheets consist of:
  Prepaid benefit cost.............  $    4,165  $    4,452  $    --   $    --
  Accrued benefit liability........      (4,725)     (7,817)   (4,612)   (4,158)
  Accumulated other comprehensive
   income..........................         --        3,318       --        --
                                     ----------  ----------  --------  --------
Net amount recognized..............  $     (560) $      (47) $ (4,612) $ (4,158)
                                     ==========  ==========  ========  ========
Weighted-average assumptions as of
 December 31:
  Discount rate....................        7.50%       6.50%     7.50%     6.50%
  Expected return on plan assets...  8.50%-9.50% 8.50%-9.50%
  Rate of compensation increase....        4.50%       4.50%

                          VISHAY INTERTECHNOLOGY, INC.

                                   Pension Benefits           Other Benefits
                                -------------------------  --------------------
                                 1999     1998     1997     1999   1998   1997
                                -------  -------  -------  ------ ------ ------
Components of net periodic
 benefit cost:
  Annual service cost.......... $ 5,255  $ 5,610  $ 4,968  $  264 $  287 $  252
  Less employee contribution...   1,959    1,782    1,969     --     --     --
  Net service cost.............   3,296    3,828    2,999     264    287    252
  Interest cost................   6,981    6,726    6,266     496    494    499
  Expected return on plan
   assets......................  (8,259)  (8,463)  (7,511)    --     --     --
  Amortization of prior service
   cost........................      98      195      233      31     31     31
  Amortization of transition
   obligation..................     110      110      110     214    214    214
  Amortization of losses.......     461      --       --        6    --       5
                                -------  -------  -------  ------ ------ ------
Net periodic benefit cost...... $ 2,687  $ 2,396  $ 2,097  $1,011 $1,026 $1,001
                                =======  =======  =======  ====== ====== ======

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $21,494,000, $21,380,000, and $15,401,000, respectively, as of December 31, 1999 and $98,043,000, $91,596,000, and
$83,739,000, respectively, as of December 31, 1998.

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $21,494,000, $21,380,000, and $15,401,000, respectively, as of December 31, 1999 and $110,965,000, $101,414,000, and
$95,535,000, respectively, as of December 31, 1998.

   The Company's nonpension postretirement plan is funded as costs are incurred. The plan is contributory, with employee contributions adjusted for general inflation or inflation in costs under the plan. The plan was amended in 1993 to cap employer contributions at 1993 levels. The impact of a one-percentage-point change in assumed health care cost trend rates on the net periodic benefit cost and postretirement benefit obligation is immaterial.

   Many of the Company's U.S. employees are eligible to participate in 401(k) savings plans, some of which provide for Company matching under various formulas. The Company's matching expense for the plans was $3,196,000, $2,816,000, and $2,l26,000 for the years ended December 31, 1999, 1998, and
1997, respectively.

                          VISHAY INTERTECHNOLOGY, INC.

   The Company provides pension and similar benefits to employees of certain foreign subsidiaries consistent with local practices. German subsidiaries of the Company have defined benefit pension plans. The Company acquired 100% of TEMIC Semiconductor GmbH on March 2, 1998, including its pension plan. The following table sets forth a reconciliation of the benefit obligation, plan assets, and accrued benefit cost related to the German plans (in thousands):

                                                            1999       1998
                                                          ---------  ---------
   Change in benefit obligation:
     Benefit obligation at beginning of year............  $ 111,770  $  64,758
     Service cost.......................................        554        510
     Interest cost......................................      6,501      6,025
     Actuarial (gains) losses...........................       (837)     3,383
     Acquisition........................................        --      34,536
     Benefits paid......................................     (5,341)    (5,036)
     Foreign currency translation.......................    (14,794)     7,594
                                                          ---------  ---------
   Benefit obligation at end of year....................  $  97,853  $ 111,770
                                                          =========  =========
   Change in plan assets:
     Fair value of plan assets at beginning of year.....  $  15,227  $  13,735
     Actual return on plan assets.......................        753        624
     Company contributions..............................      2,467      2,754
     Benefits paid......................................     (2,574)    (2,872)
     Foreign currency translation.......................     (2,147)       986
                                                          ---------  ---------
   Fair value of plan assets at end of year.............  $  13,726  $  15,227
                                                          =========  =========
   Funded status........................................  $ (84,127) $ (96,543)
   Unrecognized net actuarial losses....................      5,650      7,002
   Unrecognized transition obligation (asset)...........        (13)       (19)
   Unamortized prior service cost.......................        103        168
                                                          ---------  ---------
   Net amount recognized................................  $ (78,387) $ (89,392)
                                                          =========  =========
   Amounts recognized in the consolidated balance sheets
    consist of:
     Accrued benefit liability..........................  $ (85,612) $ (99,476)
     Accumulated other comprehensive income.............      7,225     10,084
                                                          ---------  ---------
   Net amount recognized................................  $ (78,387) $ (89,392)
                                                          =========  =========
   Weighted-average assumptions as of December 31:
     Discount rate......................................       6.50%      6.50%
     Rate of compensation increase......................       3.00%      3.00%

                          VISHAY INTERTECHNOLOGY, INC.

                                                         1999    1998    1997
                                                        ------  ------  -------
   Components of net periodic benefit cost:
     Service cost...................................... $  554  $  510  $   107
     Interest cost.....................................  6,501   6,025    4,261
     Expected return on plan assets....................   (488)   (476)  (1,179)
     Amortization of prior service cost................     65      86      106
     Amortization of transition asset..................     (6)     (2)      (4)
     Amortization of losses............................    250      62      --
                                                        ------  ------  -------
   Net periodic benefit cost........................... $6,876  $6,205  $ 3,291
                                                        ======  ======  =======

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the German pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets were $97,853,000, $96,601,000, and $13,726,000, respectively, as of December 31,
1999 and $111,770,000, $110,871,000, and $15,227,000, respectively, as of
December 31, 1998.

10. Stock Options

   The Company has three stock option programs. Under the 1995 Stock Option Program, certain key executives of the Company were granted options on March 3, 1995, to purchase 1,522,000 shares of the Company's Common Stock. The options were fully vested on the date of grant and expire March 1, 2000, with one-third exercisable at $18.31, one-third exercisable at $23.04, and one-third exercisable at $32.91.

   Under the 1997 Stock Option Program, certain executive officers, key employees, and consultants of the Company were granted options on May 21, 1998, to purchase 1,791,000 shares of the Company's Common Stock. The options were fully vested on the date of grant and expire June 1, 2008, with one-third exercisable at $16.33, one-third at $18.79, and one-third at $20.42.

   Under the 1998 Stock Option Program, certain executive officers and key employees were granted options on October 6, 1998 to purchase 1,065,000 shares of the Company's Common Stock. The options, which are exercisable at $8.40, vest evenly over a six-year period, and expire March 16, 2008. On October 8, 1999, an additional 852,000 options were granted. These options are exercisable at $23.00, vest evenly over a six-year period, and expire October 8, 2009.

   The following table summarizes the Company's stock option activity (options in thousands):

                                   1999             1998             1997
                             ---------------- ---------------- ----------------
                                     Weighted         Weighted         Weighted
                             Number  Average  Number  Average  Number  Average
                               of    Exercise   of    Exercise   of    Exercise
                             Options  Price   Options  Price   Options  Price
                             ------- -------- ------- -------- ------- --------
   Outstanding at beginning
    of year................   4,196   $17.94   1,522   $24.75   1,522   $24.75
   Granted.................     852    23.00   2,856    14.74     --       --
   Exercised...............     (59)    8.40     --               --       --
   Forfeited...............     --              (182)   24.75     --       --
   Cancelled...............     (35)    8.40     --               --       --
                              -----            -----            -----
   Outstanding at end of
    year...................   4,954    18.99   4,196    17.94   1,522    24.75
                              =====            =====            =====
   Exercisable at end of
    year...................   3,244    20.74   3,132    21.18   1,522    24.75
                              =====            =====            =====
   Available for future
    grants.................      87              904              --

                          VISHAY INTERTECHNOLOGY, INC.

   The following table summarizes information concerning stock options outstanding and exercisable at December 31, 1999 (options in thousands):

                        Options Outstanding            Options Exercisable
              --------------------------------------- ----------------------
              Number  Weighted Average    Weighted    Number     Weighted
   Range of     of       Remaining        Average       of       Average
   Exercise   Options Contractual Life Exercise Price Options Exercise Price
   --------   ------- ---------------- -------------- ------- --------------
    $8.40        971        8.76           $ 8.40        113      $ 8.40
   $16.33--
    $20.42     2,238        6.75            18.47      2,238       18.47
    $23.00       852        9.77            23.00        --          --
   $23.04--
    $32.19       893        0.16            27.98        893       27.98
               -----                                   -----
    Total      4,954        6.47            18.99      3,244       20.74
               =====                                   =====

   The following is provided to comply with the disclosure requirements of SFAS
123. If compensation cost for the Company's stock option programs had been determined using the fair-value method prescribed by SFAS 123, the Company's results for the year ended December 31, 1999 and 1998 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                1999     1998
                                                               ------- --------
   Net earnings (loss)........................................ $82,103 $ (1,906)
   Basic earnings (loss) per share............................    0.97    (0.02)
   Diluted earnings (loss) per share..........................    0.96    (0.02)

   The weighted average fair value of the options granted was estimated using the Black-Scholes option pricing model, with the assumptions presented below. All options granted in 1999 had an exercise price equal to the market value and a weighted average fair value of $9.31. For options granted in 1998 with an exercise price equal to the market value, the weighted average fair value was $5.22 and the weighted average exercise price was $11.61. For options granted in 1998 with an average exercise price greater than the market value, the weighted average fair value was $5.78 and the weighted average exercise price was $20.70.

                                                   1999            1998
                                                ---------- ---------------------
                                                1998 Stock 1998 Stock 1997 Stock
                                                  Option     Option     Option
                                                 Program    Program    Program
                                                ---------- ---------- ----------
   Expected dividend yield.....................     --         --         --
   Risk-free interest rate.....................     6.0%       4.2%       5.7%
   Expected volatility.........................    51.3%      48.3%      48.3%
   Expected life (in years)....................     4.5        4.5          8

                          VISHAY INTERTECHNOLOGY, INC.

11. Leases

   Total rental expense under operating leases was $21,390,000, $23,703,000, and $9,413,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

   Future minimum lease payments for operating leases with initial or remaining noncancelable lease terms in excess of one year are as follows: 2000-- $15,213,000; 2001--$12,237,000; 2002--$11,435,000; 2003--$10,507,000; 2004--
$11,797,000; thereafter--$54,318,000.

12. Financial Instruments

   The Company uses financial instruments in the normal course of its business, including derivative financial instruments, for purposes other than trading. These financial instruments include debt and interest rate swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

 Concentration of Credit Risk

   Financial instruments with potential credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to receivables are limited due to the Company's large number of customers and their dispersion across many countries and industries. At December 31, 1999 and 1998, the Company had no significant concentrations of credit risk.

 Interest Rate Swap Agreements

   In August 1998, the Company entered into six interest rate swap agreements with a total notional amount of $300,000,000 to manage interest rate risk related to its multicurrency revolving line of credit. These interest rate swap agreements require the Company to make payments to the counterparties at the fixed rate stated in the agreements, and in return to receive payments from the counterparties at variable rates. These interest rate swap agreements mature in August 2003. The variable rates are based on USD-LIBOR-BBA rates. In November 1999, the Company entered into two three-month interest rate swap agreements with a total notional amount of $300,000,000. These interest rate swap agreements require the Company to make payments to the counterparties on February 29, 2000 at the three-month USD-LIBOR-BBA rate as of November 29, 1999 less 0.16% and to receive monthly payments from the counterparties at the monthly USD-LIBOR-BBA rate. At December 31, 1999 and 1998, the Company paid a weighted average fixed rate of 5.61% and 5.77%, respectively, and received a weighted average variable rate of 6.49% and 5.25%, respectively. The fair value of the interest rate swap agreements, based on current market rates, approximated a net receivable of $8,714,000 and a net payable of $7,572,000 at December 31, 1999 and 1998, respectively.

 Foreign Currency Forward Exchange Contracts

   In September 1999, a subsidiary of the Company entered into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments and balance sheet positions. At December 31, 1999, the notional amount of outstanding foreign currency forward exchange contracts was $6,438,000. All of the total outstanding contracts at December 31, 1999 were to hedge yen denominated commitments from customers in Japan.

 Cash and Cash Equivalents, Notes Payable, and Long-Term Debt

   The carrying amounts reported in the consolidated balance sheets approximate fair value.

                          VISHAY INTERTECHNOLOGY, INC.

13. Current Vulnerability Due to Certain Concentrations

 Sources of Supply

   Although most materials incorporated in the Company's products are available from a number of sources, certain materials (particularly tantalum and palladium) are available only from a relatively limited number of suppliers. Tantalum, a metal, is the principal material used in the manufacture of tantalum capacitor products. It is purchased in powder form primarily under annual contracts with domestic and foreign suppliers at prices that are subject to periodic adjustment. The Company is a major consumer of the world's annual tantalum production. There are currently three major suppliers that process tantalum ore into capacitor grade tantalum powder. The Company believes that there is currently a surplus of tantalum ore reserves and a sufficient number of tantalum processors relative to foreseeable demand. The tantalum required by the Company has generally been available in sufficient quantities to meet its requirements. However, the limited number of tantalum powder suppliers could lead to increases in tantalum prices that the Company may not be able to pass on to its customers. Palladium is used to produce multi-layer ceramic capacitors. Palladium is primarily purchased on the spot and forward markets, depending on market conditions. Palladium is considered a commodity and is subject to price volatility. The price of palladium fluctuated in the range of approximately $127 to $444 per troy ounce during the three years ended December 31, 1999, and had increased to $670 per troy ounce as of February 28, 2000. Palladium is currently found in South Africa and Russia. Due to various factors, the Company believes there may be a short-term shortage of palladium which may affect both the cost of palladium and the Company's plans to expand multi-layer ceramic chip capacitor production to meet increased demand. An inability on the part of the Company to pass on increases in palladium costs to its customers could have an adverse effect on the margins of those products using the metal.

 Geographic Concentration

   To address the increasing demand for its products and to lower its costs, the Company has expanded, and plans to continue to expand, its manufacturing operations in Israel in order to take advantage of that country's lower wage rates, highly skilled labor force, government-sponsored grants, and various tax abatement programs. Israeli incentive programs have contributed substantially to the growth and profitability of the Company. The Company might be materially and adversely affected if these incentive programs were no longer available to the Company or if events were to occur in the Middle East that materially interfered with the Company's operations in Israel.

14. Business Segment and Geographic Area Data

   Vishay designs, manufactures, and markets electronic components that cover a wide range of products and technologies. The Company has two reportable segments: Passive Electronic Components (Passives) consisting principally of fixed resistors, solid tantalum surface mount chip capacitors, solid tantalum leaded capacitors, wet/foil tantalum capacitors, multi-layer ceramic chip capacitors, film capacitors and inductors, and Active Electronic Components (Actives) consisting principally of diodes, transistors, power MOSFETS, power conversion and motor control integrated circuits.

   The Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is business segment operating income excluding amortization of intangibles and special charges. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies (see Note 1). The operating results of Actives reflect the acquisition of TEMIC as of March 2, 1998 and the acquisition of LPSC as of July 1, 1997. Business segment assets are the owned or allocated assets used by each business.

                          VISHAY INTERTECHNOLOGY, INC.

   The corporate component of operating income represents corporate selling, general, and administrative expenses. Corporate assets include corporate cash, property, plant, and equipment, and certain other assets.

                                           1999         1998         1997
                                        -----------  -----------  -----------
                                                  (In Thousands)
   Business Segment Information
   Net Sales:
     Passives.......................... $ 1,008,266  $ 1,027,902  $ 1,086,929
     Actives...........................     751,825      544,843       38,290
                                        -----------  -----------  -----------
                                        $ 1,760,091  $ 1,572,745  $ 1,125,219
                                        ===========  ===========  ===========
   Operating Income:
     Passives.......................... $   104,655  $   114,747  $   138,185
     Actives...........................     119,510       51,516        2,959
     Corporate.........................     (18,061)     (17,465)     (10,821)
     Unusual items.....................         --       (29,301)     (14,503)
     Purchased research and
      development......................         --       (13,300)         --
     Amortization of goodwill..........     (12,360)     (12,272)      (7,218)
                                        -----------  -----------  -----------
                                        $   193,744  $    93,925  $   108,602
                                        ===========  ===========  ===========

                                                  1999       1998       1997
                                               ---------- ---------- ----------
                                                        (In Thousands)
   Business Segment Information
   Depreciation Expense:
     Passives................................. $   75,798 $   74,173 $   69,716
     Actives..................................     49,826     40,210      3,409
     Corporate................................        223        209        204
                                               ---------- ---------- ----------
                                               $  125,847 $  114,592 $   73,329
                                               ========== ========== ==========
   Total Assets:
     Passives................................. $1,429,177 $1,693,554 $1,506,191
     Actives..................................    882,296    750,875    211,684
     Corporate................................     12,308     18,315      1,773
                                               ---------- ---------- ----------
                                               $2,323,781 $2,462,744 $1,719,648
                                               ========== ========== ==========
   Capital Expenditures:
     Passives................................. $   52,903 $   87,168 $   69,617
     Actives..................................     61,409     59,969      8,285
     Corporate................................      5,326      4,545        172
                                               ---------- ---------- ----------
                                               $  119,638 $  151,682 $   78,074
                                               ========== ========== ==========

   The amount of investment in equity method investees included in the Actives total assets above was $12,495,000, $10,090,000, and $8,854,000 for 1999, 1998
and 1997, respectively.

                          VISHAY INTERTECHNOLOGY, INC.

   The following geographic area data include net sales based on revenues generated by subsidiaries located within that geographic area and property, plant, and equipment based on physical location:

                                                  1999       1998       1997
                                               ---------- ---------- ----------
                                                        (In Thousands)
   Geographic Area Information
   Net Sales:
     United States............................ $  706,049 $  659,845 $  624,377
     Germany..................................    574,629    519,114    249,298
     Asia Pacific.............................    273,921    185,784     44,647
     France...................................     88,975    119,992    114,704
     Other....................................    116,517     88,010     92,193
                                               ---------- ---------- ----------
                                               $1,760,091 $1,572,745 $1,125,219
                                               ========== ========== ==========
   Property, Plant, and Equipment (Net):
     United States............................ $  333,594 $  352,007 $  205,784
     Germany..................................    127,727    153,423    110,827
     Israel...................................    268,916    283,691    271,180
     Asia Pacific.............................     97,060     67,051     42,522
     France...................................     25,758     45,461     43,071
     Other....................................     77,490     95,434     35,758
                                               ---------- ---------- ----------
                                               $  930,545 $  997,067 $  709,142
                                               ========== ========== ==========

15. Earnings per Share

   Statement of Financial Accounting Standards No. 128, Earnings Per Share, requires net earnings per share to be presented under two calculations, basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share is computed using common and dilutive potential common shares outstanding during the periods presented. The Company's potential common shares consist primarily of stock options granted under the Company's 1995, 1997, and 1998 stock option plans (see Note 10) and stock appreciation rights issued in connection with the LPSC acquisition (see Notes 2, 6, and 17).

                          VISHAY INTERTECHNOLOGY, INC.

   The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                      Year ended December 31
                                                       1999    1998     1997
                                                     -------- ------- --------
   Numerator:
     Net Income..................................... $ 83,237 $ 8,212 $ 53,302
   Denominator:
     Denominator for basic earnings per share--
      weighted average shares.......................   84,452  84,443   84,418
     Effect of dilutive securities:
       Employee stock options.......................      539     --       --
       Stock appreciation rights....................      378     --       --
       Other........................................      119      88      185
                                                     -------- ------- --------
     Dilutive potential common shares...............    1,036      88      185
                                                     -------- ------- --------
     Denominator for diluted earnings per share--
      adjusted weighted average shares..............   85,488  84,531   84,603
                                                     ======== ======= ========
   Basic earnings per share                          $   0.99 $  0.10 $   0.63
                                                     ======== ======= ========
   Diluted earnings per share                        $   0.97 $  0.10 $   0.63
                                                     ======== ======= ========

   For the year ended December 31, 1999, options to purchase 477,000 shares of Common Stock at $32.91 per share were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 3,433,000 shares of Common Stock at prices ranging from $16.33 to $32.91 per share outstanding during 1998, and options to purchase 1,523,000 shares at prices ranging from $18.31 to $32.91 per share outstanding during 1997, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

                          VISHAY INTERTECHNOLOGY, INC.

16. Summary of Quarterly Financial Information (Unaudited)

   Quarterly financial information for the years ended December 31, 1999 and 1998 is as follows (in thousands, except per share amounts):

                     First Quarter            Second Quarter       Third Quarter      Fourth Quarter
                  ----------------------    ------------------- ------------------- -------------------
                    1999         1998         1999      1998      1999      1998      1999      1998
                  ---------    ---------    --------- --------- --------- --------- --------- ---------
Net sales.......  $ 423,058    $ 348,744    $ 425,323 $ 412,844 $ 443,711 $ 399,499 $ 467,999 $ 411,658
Gross profit....     99,890       85,204      108,681   102,392   119,633    97,595   132,182    98,447
Net earnings
 (loss).........        818(1)    16,536(2)    20,181    16,766    25,736    12,121    36,502   (37,211)(3)
Basic earnings
 (loss) per
 share (4)......  $     .01(1) $     .20(2) $     .24 $     .20 $     .30 $     .14 $     .43 $    (.44)(3)
Diluted earnings
 (loss) per
 share (4)......  $     .01(1) $     .20(2) $     .24 $     .20 $     .30 $     .14 $     .42 $    (.44)(3)
                        Total Year
                  -----------------------
                     1999        1998
                  ----------- -----------
Net sales.......  $ 1,760,091 $ 1,572,745
Gross profit....      460,386     383,638
Net earnings
 (loss).........       83,237       8,212
Basic earnings
 (loss) per
 share (4)......  $       .99 $       .10
Diluted earnings
 (loss) per
 share (4)......  $       .97 $       .10

-------
(1) The sale of Nicolitch, S.A. and a tax rate change in Germany reduced net earnings by $14,562,000 or $0.17 per share in the first quarter of 1999.
(2) A forward exchange contract loss ($6,269,000) reduced net earnings by $3,924,000 or $0.05 per share in the first quarter of 1998.
(3) Charges for restructuring ($6,244,000), impairment losses ($23,057,000), purchased research and development ($13,300,000), reduction of a deferred tax asset ($10,000,000), and other noncash charges ($1,815,000) reduced net earnings by $51,411,000 or $.61 per share in the fourth quarter of 1998.
(4) Adjusted to give retroactive effect to a five-for-four stock split in June 1999 and a 5% stock dividend paid in June 1998.

                          VISHAY INTERTECHNOLOGY, INC.

17. Subsequent Events

   On January 24, 2000, the Company exercised its right to call the stock appreciation rights ("SARs") issued in connection with its acquisition of LPSC (see Notes 2 and 6). Based on the call price of $39.64 per share and the average closing price of Vishay shares for the thirty days prior to January 24, 2000, the Company would have to issue 1,529,000 shares of Vishay Common Stock to settle the SARs.

   On March 15, 2000, the Company and Lite-On JV Corporation ("Lite-On Group") entered into a Memorandum of Understanding for the sale of Vishay's 65% interest in LPSC to the Lite-On Group for consideration consisting of cash and the assignment or transfer to Vishay of the Lite-On Group's rights under the SARs. The Lite-On Group currently owns the remaining 35% interest in LPSC. Based on the March 21, 2000 closing price of Vishay stock of $59, the accounting for the disposition of Vishay's interest in LPSC would have a minor downward effect on Vishay's earnings. The actual effect on earnings from the disposition of LPSC will depend on the value of the Vishay stock at the time the parties execute final documentation. The closing is expected to occur before September 30, 2000. During the time prior to the closing, the parties will prepare additional documentation relating to the transaction, and the Lite-On Group will arrange its financing for the cash portion of the purchase price. The Company and the Lite-On Group have agreed to defer the actual redemption of the SARs pending the execution of certain documentation relating to the sale of Vishay's interest in LPSC to the Lite-On Group. No effects of these transactions are reflected in the Company's financial statements for the year ended December 31, 1999.

PROSPECTUS

                                  $600,000,000

                          Vishay Intertechnology, Inc.

                                Debt Securities
                                  Common Stock

                               ----------------

   Vishay Intertechnology, Inc. may offer from time to time:

    .  unsecured debt securities; and

    .  common stock.

   Certain stockholders of Vishay may also sell common stock.

   The specific terms and amounts of the securities, and the identities of and other information regarding any selling stockholders, will be fully described in a prospectus supplement that will accompany this prospectus. Please read both the prospectus supplement and this prospectus carefully before you invest.

   This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                               ----------------

   Investing in debt securities or common stock involves risks that are described in the "Risk Factors" section beginning on Page 4 of this prospectus.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 13, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

   In connection with this offering, Vishay has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, relating to the securities. As permitted by the SEC rules, this document omits certain information included in the registration statement. For a more complete understanding of the securities and this offering, you should refer to the registration statement, including its exhibits.

   Vishay files annual, quarterly and current reports, proxy statements and other information with the SEC. Vishay's filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Vishay files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Vishay's common shares are listed on the New York Stock Exchange under the symbol "VSH". You can obtain information about Vishay from the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   The SEC allows Vishay to "incorporate by reference" information contained in documents filed with the SEC, which means that Vishay can disclose important information to you by referring you to those documents. These incorporated documents contain important business and financial information about Vishay that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this document, and later information filed with the SEC may update and supersede this information. Vishay incorporates by reference its Annual Report on Form 10-K for the year ended December 31, 1999 and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 prior to the end of the offering of securities under this document.

   You may request a copy of these filings at no cost, by writing or calling Vishay at the following address and telephone number:

    Vishay Intertechnology, Inc.
    63 Lincoln Highway
    Malvern, Pennsylvania 19355-2120
    (610) 644-1300
    Attention: Richard N. Grubb

   Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

   You should rely only on the information provided or incorporated by reference in this document. Vishay has not authorized anyone else to provide you with different information. You should not assume that the information in this document is accurate as of any date after the date on the front of this document.

   This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   2
Forward Looking Information................................................   3
Risk Factors...............................................................   4
Vishay.....................................................................   7
Use of Proceeds............................................................   8
Ratio of Earnings to Fixed Charges.........................................   8
Description of the Debt Securities.........................................   9
Description of Capital Stock...............................................  15
Plan of Distribution.......................................................  15
Legal Matters..............................................................  16
Experts....................................................................  16

                          FORWARD LOOKING INFORMATION

   Certain statements contained or incorporated by reference in this document are "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statement contained in this document or any document incorporated by reference in this document regarding demand for the Company's products, future sales, operating margins and efficiencies, the consummation and benefits of future acquisitions, and product development and expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Vishay, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things:

  . a decline in demand for Vishay's products by customers, including OEMs and distributors,

  .  backlog cancellations,

  . failure to maintain the current strong pricing environment which has resulted from shortages of products manufactured by Vishay,

  .  competitive pressures,

  .  recessionary trends,

  .  currency fluctuations,

  . the application of relevant accounting principles and any changes in such principles,

  .  changes in laws,

  .  cancellation of government grants or tax benefits,

  .  labor unrest,

  .  factory under-utilization, and

  .  capacity constraints.

   Please see Vishay's 1999 Annual Report on Form 10-K incorporated by reference in this prospectus for a more comprehensive list of these factors.

   See also "Risk Factors."

                                  RISK FACTORS

   An investment in the securities offered through this prospectus involves certain risks. You should carefully consider the following risks, as well as other information contained elsewhere in this prospectus or incorporated by reference in this prospectus.

Current Strong Demand for Vishay's Products

The current strong demand for Vishay's products may not continue.

   Vishay is currently benefiting from strong demand for the products produced by Vishay's customers, which has created strong demand for and an acute shortage of the types of products manufactured by Vishay. This shortage has enabled Vishay to increase prices for certain products, thereby increasing its gross margins, and has also increased sales volumes. The current strong demand may not continue. In the past, adverse economic trends that resulted in a slowdown in demand for electronic components materially and adversely impacted Vishay's results of operations. A decrease in the current demand for Vishay's products or an increase in supply due to the expansion of production capacity by Vishay's competitors could cause a significant drop in average sales prices, which could, in turn, cause a reduction in Vishay's gross margins and operating profits.

Vishay may not have adequate facilities to satisfy the current strong demand for its products.

   Vishay may have difficulty expanding its manufacturing to satisfy the current strong demand for its products. Factors which could limit such expansion include delays in procurement of manufacturing equipment, shortages of skilled personnel and capacity constraints at Vishay's facilities. If Vishay is unable to meet its customers' requirements and its competitors sufficiently expand production, Vishay could lose customers and/or market share. This could have an adverse effect on Vishay's financial condition and results of operation.

General Business Risks

To remain successful, Vishay must continue to innovate.

   Vishay's future operating results are dependent on its ability to continually develop, introduce and market new and innovative products, to modify existing products to respond to technological change and to customize certain products to meet customer requirements. There are numerous risks inherent in this process, including the risks that Vishay will be unable to anticipate the direction of technological change or that Vishay will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. If this occurs, Vishay could lose customers and experience adverse effects on its financial condition and results of operation.

In the past Vishay has grown through acquisition but this may not continue.

   Vishay's historic growth in revenues and net earnings has resulted in large part from its strategy of expansion through acquisitions. However, we cannot assure you that Vishay will identify or succeed in consummating transactions with suitable acquisition candidates in the future. From time to time, when Vishay is in the process of pursuing a strategic acquisition, Vishay or the acquisition target may feel compelled in order to comply with applicable law or for other reasons to announce the potential acquisition or Vishay's desire to enter into a certain market prior to the parties' entering into formal agreements. If an acquisition is announced and then not consummated, Vishay's credibility in the financial markets could suffer.

Vishay's results are sensitive to raw material availability, quality and cost.

   Many of Vishay's products require the use of raw materials which are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Vishay's results of operations may be adversely affected if Vishay has difficulty obtaining these raw materials, the quality of available raw materials deteriorates or if there are significant price increases for these raw materials.

   Vishay is a major consumer of the world's annual production of tantalum, a material used in the manufacture of tantalum capacitors. There are currently three major suppliers that process tantalum ore into capacitor grade tantalum powder. Vishay believes that in the long term there exist sufficient tantalum ore reserves and a sufficient number of tantalum processors to satisfy demand. However, in the short term, there may be shortages of tantalum powder which could lead to increased prices that Vishay may not be able to pass on to its customers.

   Palladium, which is used to produce multi-layer ceramic capacitors, is currently found primarily in South Africa and Russia. Palladium is a commodity product that is subject to price volatility. The price of palladium fluctuated in the range of approximately $127 to $440 per troy ounce during the three years ended December 31, 1999. Since that time, it has been as high as $775 per troy ounce, and on April 5, 2000, it was $590 per troy ounce. Vishay believes that there may be a short-term shortage of palladium, which may affect the cost of palladium and Vishay's ability to increase production of multi-layer ceramic capacitors to meet increased demand. Vishay may be unable to pass on the increased palladium costs to its customers, which would have an adverse effect on the margins of those products using this metal.

Vishay's backlog is subject to customer cancellation.

   Many of the orders that comprise Vishay's backlog may be canceled by customers without penalty. Customers may on occasion double and triple order components from multiple sources to ensure timely delivery when backlog is particularly long. Therefore, Vishay cannot be certain the amount of its backlog has not been overstated. Vishay's results of operations could be adversely impacted if customers were to cancel a material portion of orders in Vishay's backlog and this produced a significant decrease in demand for Vishay's products.

Vishay faces intense competition in its business.

   Vishay's business is highly competitive worldwide, with low transportation costs and few import barriers. Vishay competes principally on the basis of product quality and reliability, availability, customer service, technological innovation, timely delivery and price. The electronics components industry has become increasingly concentrated and globalized in recent years and Vishay's major competitors, some of which are larger than Vishay, have significant financial resources and technological capabilities.

Future changes in Vishay's environmental liability and compliance obligations may harm Vishay's ability to operate or increase costs.

   Vishay's manufacturing operations are subject to environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances and certain chemicals used and generated in Vishay's manufacturing processes, and employee health and safety. More stringent environmental regulations may be enacted in the future, and Vishay cannot presently determine the modifications, if any, in Vishay's operations that any such future regulations might require, or the cost of compliance with these regulations. In order to resolve liabilities at various sites, Vishay has entered into various administrative orders and consent decrees, some of which may, under certain conditions, be reopened or subject to renegotiation.

International Operations and Sales; Restructuring to Lower Cost Regions

Vishay derives a substantial amount of its revenues from outside the United States.

   Approximately 71% of Vishay's revenues during 1999 were derived from sales to customers outside the United States. Vishay's operating results could be adversely affected by currency exchange rate fluctuations, regional inflation, changes in monetary policy and tariffs, changes in local laws and regulations in foreign jurisdictions, international trade restrictions, intergovernmental disputes, local laws that increase labor costs and reduction or cancellation of government grants, tax benefits or other incentives.

Vishay obtains substantial benefits by operating in Israel, but these benefits may not continue.

   Vishay has increased its operations in Israel over the past several years. The low tax rates in Israel applicable to earnings of Vishay's operations in that country, compared to the rates in the U.S., have had the effect of increasing Vishay's net earnings. In addition, Vishay has taken advantage of certain incentive programs in Israel, which take the form of grants designed to increase employment in Israel. Any significant increase in the Israeli tax rates or reduction or elimination of the Israeli grant programs that have benefited Vishay could have an adverse impact on Vishay's results of operations. See Note 1 to the Consolidated Financial Statements in Vishay's 1999 Annual Report on Form 10-K incorporated by reference in this prospectus for a description of Vishay's accounting policy for grants received by certain subsidiaries from governments outside the United States.

Vishay attempts to improve profitability by operating in countries in which labor costs are low, but the shift of operations to these regions may entail considerable expense.

   Vishay's strategy is aimed at achieving significant production cost savings through the transfer and expansion of manufacturing operations to and in countries with lower production costs, such as Israel, Mexico, Portugal, the Czech Republic, Taiwan and the People's Republic of China. In this process, Vishay may experience under-utilization of certain plants and factories in high labor cost regions and capacity constraints in plants and factories located in low labor cost regions. This may result initially in production inefficiencies and higher costs. Such costs include those associated with compensation in connection with work force reductions and plant closings in the higher labor cost regions, and start-up expenses, manufacturing and construction delays, and increased depreciation costs in connection with the initiation or expansion of production in lower labor cost regions. For example, during 1998, restructuring costs were particularly high as a result of Vishay's accelerated effort to streamline operations in response to the continued weakness in the international electronic components market at the time.

   As Vishay implements transfers of certain of its operations it may experience strikes or other types of labor unrest as a result of lay-offs or termination of Vishay's employees in high labor cost countries.

The Class B Common Stock

The holders of Class B common stock have voting control of Vishay.

   The holders of common stock are entitled to one vote for each share held, while the holders of Class B common stock are entitled to 10 votes for each share held. Currently, the holders of the Class B common stock hold 57.8% of the voting power of Vishay. As a result, the holders of Class B common stock are able to cause the election of their nominees as directors of Vishay. The holders of the Class B common stock may also be able to approve other action as stockholders without obtaining the votes of other stockholders of Vishay.

The existence of the Class B common stock may deprive other stockholders of a premium value for their shares in a takeover.

   The effective control of Vishay by holders of the Class B common stock may make Vishay less attractive as a target for a takeover proposal. It may also render more difficult or discourage a merger proposal or proxy contest for the removal of the incumbent directors, even if such actions were favored by all stockholders of Vishay other than the holders of the Class B common stock. Accordingly, this may deprive the holders of common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of Vishay with or by another company.

                                     VISHAY

   Vishay is a leading international manufacturer and supplier of discrete passive electronic components and discrete active electronic components, particularly resistors, capacitors, inductors, diodes and transistors. Passive electronic components and discrete active electronic components are primary elements of virtually every electronic circuit. Vishay offers its customers "one-stop" access to one of the most comprehensive electronic component lines of any manufacturer in the United States or Europe. Vishay manufactures one of the broadest lines of surface mount devices, a format for electronic components that has evolved into the standard required by most customers. Vishay also continues to produce components in the traditional leaded form. Components manufactured by Vishay are used in virtually all types of electronic products, including those in the computer, telecommunications, military/aerospace, instrument, automotive, medical and consumer electronics industries.

   Vishay is a Delaware corporation. Its principal executive offices are located at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120, and its telephone number there is (610) 644-1300.

                                USE OF PROCEEDS

   Unless otherwise specified in the applicable prospectus supplement, Vishay intends to use the net proceeds from the sale of the securities to refinance, in part, existing indebtedness, to finance acquisitions and for general corporate purposes. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

   Vishay will not receive the proceeds of the sale of common stock by any selling stockholder, except for the exercise price of any stock options through which some stockholders may have acquired the shares of common stock that they sell.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges of Vishay for the years ended December 31, 1999, 1998, 1997, 1996 and 1995.

                                                        1999 1998 1997 1996 1995
                                                        ---- ---- ---- ---- ----
     Ratio of earnings to fixed charges(1)............. 3.16 1.72 4.96 4.36 4.67
                                                        ==== ==== ==== ==== ====

--------

(1) For the purpose of determining the ratio of earning to fixed charges, earnings consist of income before minority interest, income taxes and fixed charges, less equity in net income of affiliate. Fixed charges consist of interest expense, amortization of deferred issue costs and the portion of rent expense representative of interest.

                       DESCRIPTION OF THE DEBT SECURITIES

   The debt securities will be issued under an indenture between Vishay and the trustee under the indenture. The following description is subject to the detailed provisions of the indenture, a copy of which can be obtained upon request from Vishay. See "Where You Can Find More Information" on page 2. The indenture is subject to, and governed by, the Trust Indenture Act of 1939. The statements made in this section relating to the indenture and to the debt securities to be issued under the Indenture are summaries and do not purport to be complete. For a full description of the terms of the debt securities, you should refer to the indenture, as supplemented by any applicable supplemental indentures.

   The following is a description of the general terms and provisions of the debt securities set forth in the indenture and which may apply to any series of debt securities. The particular terms of a series of debt securities and the extent, if any, to which these general terms do not apply to such debt securities, will be set forth in a supplemental indenture and described in the prospectus supplement relating to the particular series of debt securities. See "Prospectus Supplements" below. Accordingly, for a description of the terms and provisions of any particular series of debt securities, you must refer to both this description and the description of such particular series contained in the applicable prospectus supplement.

General

   The debt securities will be direct, unsecured obligations of Vishay and rank equally with other unsecured obligations of Vishay for money borrowed. The debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities of Vishay's subsidiaries. Vishay's rights and the rights of its creditors, including holders of debt securities, to participate in any distribution of assets of any subsidiary upon a liquidation or reorganization or otherwise of such subsidiary will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that Vishay or any of its creditors may itself be a creditor of that subsidiary.

   The indenture does not limit other indebtedness or securities which may be incurred or issued by Vishay or any of its subsidiaries or contain financial or similar restrictions on Vishay or any of its subsidiaries. There are no covenants or provisions contained in the indenture which afford the holders of debt securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving Vishay. The consummation of any highly leveraged transaction, reorganization, restructuring, merger or similar transaction could cause a material decline in the credit quality of any outstanding debt securities.

   Debt securities may be issued either in certificated, fully registered form, without coupons, or as global notes under a book-entry system. See "Book-Entry, Delivery and Form" below. Upon receipt of an authentication order from Vishay together with any other documentation required by the indenture, the trustee will authenticate debt securities in the form and amount required by the supplemental indenture relating to the series of debt securities.

   Principal and premium, if any, will be payable, and the debt securities will be transferable and exchangeable without any service charge, at the office of the trustee. Vishay may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange.

   The indenture does not limit the aggregate principal amount of debt securities which may be issued thereunder.

Prospectus Supplements

   The following terms of and information relating to a particular series of debt securities offered pursuant to this document will be set forth in the applicable prospectus supplement:

  .  the title of the debt securities

  .  the aggregate principal amount of the debt securities

  . the date or dates on which principal of, and premium, if any, on the debt securities is payable

  . the rate at which the debt securities shall bear interest, if any, or the method by which the interest rate will be determined

  . the date or dates from which interest will accrue and on which interest will be payable and any related record dates any redemption, repayment or sinking fund provisions

  . the terms, if any, upon which the debt securities may be convertible into or exchanged for securities of any kind of Vishay or of any other issuer or obligor and the terms and conditions upon which such conversion or exchange shall be effected

  . the terms, if any, upon which the debt securities may be subordinated to any other indebtedness of Vishay

  .  the denominations in which the debt securities will be issuable

  .  any applicable material income tax considerations

  . if other than the principal amount of the debt securities, the portion of the principal amount due upon acceleration

  . whether the debt securities will be issued in the form of a global security or securities

  . any covenants, including any restrictive covenants, of Vishay with respect to the debt securities provided in an applicable supplemental indenture

  . if applicable, the terms and conditions pursuant to which Vishay can discharge certain obligations under the indenture with respect to any series of debt securities by depositing with the trustee funds in an amount sufficient to pay at maturity or upon redemption the principal, premium and interest on such debt securities

  .  any other specific terms of the debt securities

  . if other than the trustee named in the indenture, the identity of any trustees, paying agents or registrars with respect to the debt securities

Book-Entry, Delivery and Form

The Global Notes

   A series of debt securities may be issued in whole or in part in the form of one or more global securities under a book-entry system. Each global security:

  . will be deposited with, or on behalf of, The Depository Trust Company, and registered in the name of Cede & Co., as DTC's nominee, or

  . will remain in the custody of the trustee pursuant to a FAST Balance Certificate Agreement between DTC and the trustee.

Certain Book-Entry Procedures for the Global Notes

   The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and its participants and are subject to change by them from time to time. Vishay takes no responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

   DTC has advised Vishay that it is:

  . a limited purpose trust company organized under the laws of the State of New York,

  .  a "banking organization" within the meaning of the New York Banking Law,

  .  a member of the Federal Reserve System,

  . a "clearing corporation" within the meaning of Article 8 of the Uniform Commercial Code, and

  .  a "clearing agency" registered pursuant to Section 17A of the Exchange
     Act.

DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants.

   Vishay expects that pursuant to procedures established by DTC:

     1. upon the deposit of global notes representing debt securities with DTC, DTC will credit the accounts of its participants with an interest in the global notes. The accounts to be credited will be designated by the underwriters or agents, if any, or by Vishay, if such debt securities were offered and sold directly by Vishay; and

     2. ownership of the debt securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of its participants, and the records of DTC's participants and indirect participants, with respect to the interests of other owners of beneficial interest in the debt securities.

   The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the debt securities represented by global notes to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through a DTC participant, the ability of a person having an interest in debt securities represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

   So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have debt securities represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated debt securities, and will not be considered the owners or holders thereof under the indenture for any purpose.

   Payments with respect to the principal of, and premium, if any, and interest on, any debt securities represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing such debt securities under the indenture. Under the terms of the indenture, Vishay and the trustee may treat the persons in whose names the global notes are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Consequently, neither Vishay nor the trustee nor any agent of Vishay or the trustee has or will have any responsibility or liability for:

  . any aspect of DTC's records or any participant's or indirect participant's records relating to, or payments made on account of, any beneficial ownership interest in the global notes of any series, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests of the global notes of such series; or

  . any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

   DTC has advised Vishay that its current practice, upon receipt of any payment in respect of securities such as the notes including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of either series of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee, or Vishay. Neither Vishay nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

 Certificated Debt Securities

   If:

     1. Vishay notifies the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation,

     2. Vishay, at its option, notifies the trustee in writing that it elects to cause the issuance of debt securities in definitive form under the indenture, or

     3. upon the occurrence of certain other events as provided in the Indenture, then,

upon surrender by DTC of the global notes representing the debt securities, certificated debt securities will be issued in the names and denominations requested by DTC in accordance with its customary procedures. Upon any such issuance, the trustee is required to register the certificated debt securities in the names of the designated persons, or their nominees, and cause the certificates to be delivered to them.

   Neither Vishay nor the trustee shall be liable for any delay by DTC or any DTC participant or indirect participant in identifying the beneficial owners of the related debt securities and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

Merger, Consolidation, Sale or Conveyance

   The indenture provides that Vishay will not merge or consolidate with any other corporation or person and will not sell or convey all or substantially all of its assets to any person, unless:

     1. Vishay is the continuing corporation, or

     2. the successor corporation or person that acquires all or substantially all of the assets of Vishay, shall expressly assume,

       . the payment of principal of, premium, if any, and interest on all debt securities issued under the indenture, and

       . the observance of all the covenants and agreements under the indenture to be performed or observed by Vishay, and in either case, immediately after such merger, consolidation, sale or conveyance, Vishay, or such successor corporation or person, as the case may be, shall not be in default in the performance of the covenants and agreements of the indenture to be performed or observed by Vishay.

Events of Default

   An event of default with respect to a series of debt securities issued under the indenture is defined in the indenture as being:

  . a default for 30 days in payment of any interest on any debt securities of such series;

  . a default in any payment of principal of, or sinking fund installment, if any, on, any debt securities of such series;

  . a default by Vishay in performance of any other of the covenants or agreements in respect of the debt securities of such series or the indenture that continues for 90 days after Vishay has been given notice of such failure in accordance with the indenture;

  . certain events involving bankruptcy, insolvency or reorganization of Vishay.

   The indenture provides that the trustee shall transmit notice of any uncured default under the indenture with respect to any series of debt securities issued thereunder, within 90 days after the occurrence of such default, to the holders of the debt securities of each affected series, except that the trustee may withhold notice to the holders of any series of debt securities of any default, except in payment of principal of, premium, if any, or interest on such series, if the trustee considers it in the interest of the holders of such series of debt securities to do so.

   If an event of default due to:

  . the default in payment of interest, principal or sinking fund installment with respect to any series of debt securities issued under the indenture, or

  . the default in the performance or breach of any other covenant or agreement of Vishay applicable to such series but not applicable to all outstanding debt securities issued under the indenture,

shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of such series then outstanding may declare the principal of all debt securities of such series and interest accrued thereon to be due and payable immediately.

   If an event of default due to:

  . a default in the performance or breach of any other of the covenants or agreements of Vishay applicable to all outstanding debt securities issued under the indenture;

  .  certain events of bankruptcy, insolvency and reorganization of Vishay,

shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all debt securities issued under the indenture and then outstanding, treated as one class, may declare the principal of all such debt securities and interest accrued thereon to be due and payable immediately.

   Upon certain conditions, such declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding debt securities of an affected series, voting as a separate class, or all debt securities outstanding under the indenture, voting as a single class, as the case may be. Past defaults may be waived in this manner only if Vishay has paid all previously matured interest and principal payments, other than payments that became due by acceleration.

   The holders of a majority in principal amount of the outstanding debt securities of each affected series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to the debt securities of such series, subject to certain limitations specified in the indenture.

   The indenture provides that no holder of debt securities of any series may institute any action against Vishay under the indenture, except actions for payment of overdue principal, premium, if any, or interest, unless such holder previously shall have given to the trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of such series then outstanding shall have requested the trustee to institute such action and shall have offered the trustee reasonable indemnity, and the trustee shall not have instituted such action within 60 days of such request, and the trustee shall not have received direction inconsistent with such request by the holders of a majority in principal amount of the debt securities of such series then outstanding.

   The indenture requires the annual filing by Vishay with the trustee of a written statement as to compliance with the covenants and agreements contained in the indenture.

Modification of the Indenture

   The indenture contains provisions permitting Vishay and the trustee, with the consent of the holders of not less than a majority of the principal amount of all affected series of the debt securities issued under the indenture at the time outstanding, voting as one class, to modify the indenture or any supplemental indenture or the rights of the holders of the debt securities of such series. Without the consent of the holder of each debt security affected, the indenture cannot be modified to:

     1. extend the final maturity of any of the debt securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair or affect the right of any holder of the debt securities to institute suit for the payment thereof, or

     2. alter the requirement that, the consent of the holders of each debt security affected is required for any such modification.

   The indenture contains provisions permitting Vishay and the trustee, without the consent of any holders of debt securities, to enter into a supplemental indenture, among other things, for purposes of

  .  curing any ambiguity,

  . correcting or supplementing any provision contained in the indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the indenture or any supplemental indenture as the Board of Directors of Vishay deems necessary or desirable and which does not adversely affect the interests of the holders of debt securities in any material respect, or

  . establishing the form or terms of any series of debt securities as are not otherwise inconsistent with any of the provisions of the indenture.

Concerning the Trustee

   The trustee may hold debt securities issued under the indenture, act as a depository for funds of, make loans to, or perform other services for, Vishay and its subsidiaries as if it were not the trustee.

                          DESCRIPTION OF CAPITAL STOCK

   The aggregate number of shares of capital stock which Vishay has authority to issue is 171,000,000 shares: 1,000,000 shares of preferred stock, par value $1.00 per share, 150,000,000 shares of common stock, par value $.10 per share, and 20,000,000 shares of Class B common stock, par value $.10 per share. No shares of preferred stock have been issued. At April 4, 2000, there were 75,700,828 shares of common stock and 10,369,932 shares of Class B common stock outstanding.

   After any required payment on shares of preferred stock, holders of common stock and Class B common stock are entitled to receive, and share ratably on a per share basis, all dividends and other distributions declared by the Board of Directors of Vishay. In the event of a stock dividend or stock split, holders of common stock will receive shares of common stock and holders of Class B common stock will receive shares of Class B common stock. Neither the common stock nor the Class B common stock may be split, divided or combined unless the other is split, divided or combined equally.

   The holders of common stock are entitled to one vote for each share held. Holders of Class B common stock are entitled to 10 votes for each share held. The common stock and the Class B common stock vote together as one class on all matters subject to stockholder approval, except as set forth in the following sentence. The approval of the holders of common stock and of Class B common stock, each voting separately as a class, is required to authorize issuances of additional shares of Class B common stock other than in connection with stock splits and stock dividends.

   Shares of Class B common stock are convertible into shares of common stock on a one-to-one basis at any time at the option of the holder thereof. The Class B common stock is not transferable except to the holder's spouse, certain of such holder's relatives, certain trusts established for the benefit of the holder, the holder's spouse or relatives, corporations and partnerships beneficially owned and controlled by such holder, such holder's spouse or relatives, charitable organizations and such holder's estate. Upon any transfer made in violation of those restrictions, shares of Class B common stock will be automatically converted into shares of common stock on a one-for-one basis. Neither the holders of common stock nor the holders of Class B common stock have any preemptive rights to subscribe for additional shares of capital stock of Vishay.

   The common stock is listed on the New York Stock Exchange. There is no public market for shares of Company's Class B common stock. All outstanding shares of common stock and Class B common stock are, and upon issuance, the shares of common stock to be sold hereunder will be, validly issued, fully paid and non-assessable.

   Vishay furnishes to its stockholders annual reports containing financial statements certified by an independent public accounting firm. In addition, Vishay furnishes to its stockholders quarterly reports containing unaudited financial information for each of the first three quarters of each year.

   American Stock Transfer & Trust Company is the transfer agent and registrar of Vishay's common stock and Class B common stock.

                              PLAN OF DISTRIBUTION

   Vishay and any selling stockholders may sell securities to or through underwriters or dealers, and also may sell securities directly to other purchasers or through agents. Each prospectus supplement will describe the method of distribution of the offered securities and the identities of any selling stockholders. Dr. Felix Zandman, Vishay's chief executive officer, will not be a selling stockholder.

   The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   In connection with the sale of securities, underwriters may receive compensation from Vishay and any selling stockholders or from purchasers of securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Dealers, and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from Vishay and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Any such underwriter or agent will be identified, and any such compensation received from Vishay will be described, in the prospectus supplement.

   Underwriters and agents who participate in the distribution of securities may be entitled under agreements which may be entered into by Vishay and the selling stockholders, if any, to indemnification by Vishay and the selling stockholders, if any, against certain liabilities, including liabilities under the Securities Act of 1933.

   If so indicated in the applicable prospectus supplement, Vishay and the selling stockholders, if any, will authorize underwriters or other persons acting as Vishay's and the selling stockholders, if any, agents to solicit offers by certain institutions to purchase offered securities from Vishay and the selling stockholders, if any, pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include:

  .  commercial and savings banks,

  .  insurance companies,

  .  pension funds,

  .  investment companies, and

  .  educational and charitable institutions and others,

but in all cases such institutions must be approved by Vishay and the selling stockholders, if any. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

   Selling stockholders may also sell their common stock pursuant to Rule 144 under the Securities Act instead of this prospectus.

                                 LEGAL MATTERS

   Certain legal matters regarding the securities have been passed upon for Vishay by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                    EXPERTS

   The consolidated financial statements of Vishay Intertechnology, Inc., appearing in Vishay's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,800,000 Shares

[LOGO OF VISHAY]

                          Vishay Intertechnology, Inc.

                                  Common Stock

                       --------------------------------
                             PROSPECTUS SUPPLEMENT
                       --------------------------------

                              Merrill Lynch & Co.

                            Bear, Stearns & Co. Inc.

                          Donaldson, Lufkin & Jenrette

                            Needham & Company, Inc.

                                  May 9, 2000

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

PROSPECTUS SUPPLEMENT
(To prospectus dated April 13, 2000)


                               5,800,000 Shares

                               [LOGO OF VISHAY]
                         Vishay Intertechnology, Inc.

                                 Common Stock

                                ---------------

      Vishay Intertechnology, Inc. is selling 5,500,000 shares of common stock and three Vishay stockholders are selling a total of 300,000 shares. The international managers are offering 1,100,000 shares outside the U.S. and Canada and the U.S. underwriters are offering 4,700,000 shares in the U.S. and Canada.

      The shares trade on the New York Stock Exchange under the symbol "VSH." On May 9, 2000, the last sale price of the shares as reported on the New York Stock Exchange was $73 1/2 per share.

      Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 4 of the accompanying prospectus.

                                ---------------

                                                         Per Share    Total
                                                         ---------    -----
     Public offering price..............................  $73.50   $426,300,000
     Underwriting discount..............................   $2.75    $15,950,000
     Proceeds, before expenses, to Vishay...............  $70.75   $389,125,000
     Proceeds to the selling stockholders...............  $70.75    $21,225,000

      The international managers may also purchase up to an additional 165,000 shares from Vishay at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 705,000 shares from Vishay.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about May 15, 2000.

                                ---------------

Merrill Lynch International             Bear, Stearns International Limited

Donaldson, Lufkin & Jenrette                            Needham & Company, Inc.


                                ---------------

            The date of this prospectus supplement is May 9, 2000.

                                  UNDERWRITING

      Vishay intends to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette International and Needham & Company, Inc. are acting as the international managers. Subject to the terms and conditions described in an international purchase agreement among Vishay, the selling stockholders and the international managers, and concurrently with the sale of 4,700,000 shares to the U.S. underwriters, Vishay and the selling stockholders have agreed to sell to the international managers, and the international managers severally have agreed to purchase from Vishay and the selling stockholders, the number of shares listed opposite its name below.

                                                                        Number
          International Manager                                        of Shares
          ---------------------                                        ---------
     Merrill Lynch International......................................   550,000
     Bear, Stearns International Limited..............................   236,500
     Donaldson, Lufkin & Jenrette International.......................   236,500
     Needham & Company, Inc...........................................    77,000
                                                                       ---------
          Total....................................................... 1,100,000
                                                                       =========

      Vishay and the selling stockholders have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Needham & Company, Inc. are acting as the U.S. underwriters. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 1,100,000 shares to the international managers pursuant to the international purchase agreement, Vishay and the selling stockholders have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase 4,700,000 shares from U.S. and the selling stockholders. The public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

      The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

      Vishay and the selling stockholders have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The international managers have advised Vishay and the selling stockholders that they propose initially to offer the shares to the public at the public offering price listed on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of $1.65 per share. The international managers may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to Vishay and the selling stockholders. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                        Without
                                            Per Share    Option    With Option
                                            --------- ------------ -----------
Public offering price......................  $73.50   $426,300,000 $490,245,000
Underwriting discount......................   $2.75    $15,950,000  $18,342,500
Proceeds, before expenses, to Vishay.......  $70.75   $389,125,000 $450,677,500
Proceeds to the selling stockholders.......  $70.75    $21,225,000  $21,225,000

      The expenses of the offering, not including the underwriting discount, are estimated at $600,000 and are payable by Vishay.

Over-allotment Option

      Vishay has granted options to the international managers to purchase up to 165,000 additional shares at the public offering price less the underwriting discount. The international managers may exercise these options for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the international managers exercise these options, each international manager will be obligated, subject to conditions contained in the international purchase agreement, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.

      Vishay has also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 705,000 additional shares to cover any over-allotments on terms similar to those granted to the international managers.

Intersyndicate Agreement

      The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

                 [Alternate Page for International Prospectus]

No Sales of Similar Securities

      Vishay and the selling stockholders and its executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, Vishay and these other individuals have agreed not to directly or indirectly:

    .  offer, pledge, sell, or contract to sell any common stock,

    .  sell any option or contract to purchase any common stock,

    .  purchase any option or contract to sell any common stock,

    .  grant any option, right or warrant for the sale of any common stock,

    .  lend or otherwise dispose of or transfer any common stock,

    . request or demand that Vishay file a registration statement related to the common stock,or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

      The shares are listed on the New York Stock Exchange under the symbol
"VSH."

Price Stabilization and Short Positions

      Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing Vishay's common stock. However, the U.S. underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the U.S. underwriters may reduce that short position by purchasing shares in the open market. The U.S. underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      Neither Vishay nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Vishay nor any of the underwriters makes any representation that the U.S. underwriters or the international managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                 [Alternate Page for International Prospectus]

UK Selling Restrictions

      Each international manager has agreed that

    . it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

    . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

No Public Offering Outside the United States

      No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus supplement or any other material relating to Vishay, the selling stockholders or shares of Vishay's common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Vishay's common stock may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

      Purchasers of the shares offered by this prospectus supplement may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus supplement.

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                                5,800,000 Shares


                                [LOGO OF VISHAY]

                          Vishay Intertechnology, Inc.

                                  Common Stock

                       --------------------------------
                             PROSPECTUS SUPPLEMENT
                       --------------------------------

                          Merrill Lynch International

                      Bear, Stearns International Limited

                          Donaldson, Lufkin & Jenrette

                            Needham & Company, Inc.


                                  May 9, 2000

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